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Follow-Up Materials

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REGISTRANT'S NAME Kao Corp.

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**FORMER NAME JUL 21 2004

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 34759 FISCAL YEAR 3-31-04

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DAT : 7/21/04

Kao Corporation

ARLS
3-31-04

Annual Report 2004

For the year ended March 31, 2004



Kao Corporation conducts continuing research and development in line with its basic policy of contributing to the wholehearted satisfaction and enrichment of the lives of its customers around the world. We accomplish this by drawing on our creative and innovative strengths to develop products that offer excellent value and outstanding performance from the customer's point of view. Kao constantly explores new avenues in science and technology, then integrates diverse elements in unique, groundbreaking ways to provide high-value products to consumers worldwide.

Forward-Looking Statements

This report contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of publication. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

Contents

Financial Highlights

Kao Corporation and Consolidated Subsidiaries — Years ended March 31, 2004, 2003 and 2002

	Billions of yen			Millions of U.S. dollars	Change
	2004	2003	2002	**2004**	**2004**/2003
For the year:					
Net sales	**¥902.6**	¥865.2	¥839.0	**$8,540.3**	4.3%
Consumer Products	**670.4**	646.4	626.0	**6,343.4**	3.7
Prestige Cosmetics	**77.6**	75.8	74.2	**734.7**	2.4
Chemical Products	**181.6**	170.9	162.8	**1,718.4**	6.3
Eliminations	**(27.1)**	(27.9)	(24.0)	**(256.2)**	–
Japan	**673.7**	654.6	648.2	**6,373.9**	2.9
Asia & Oceania	**101.5**	101.6	93.5	**959.9**	(0.1)
North America	**79.9**	75.8	70.3	**756.1**	5.4
Europe	**84.9**	67.8	57.6	**803.3**	25.1
Eliminations	**(37.3)**	(34.5)	(30.6)	**(352.8)**	–
Operating income	**119.7**	114.9	111.7	**1,132.6**	4.2
Net income	**65.4**	62.5	60.3	**618.4**	4.6
At year-end:					
Total assets	**¥723.9**	¥720.8	¥772.1	**$6,849.2**	0.4%
Total shareholders' equity	**427.8**	417.0	459.7	**4,047.3**	2.6
	Yen			U.S. dollars	Change
Per share:					
Net income	**¥119.06**	¥108.05	¥100.43	**$1.13**	10.2%
Cash dividends	**32.00**	30.00	26.00	**0.30**	6.7
Shareholders' equity	**782.14**	744.56	779.44	**7.40**	5.0

Notes: 1. The U.S. dollar amounts are translated, for convenience only, at the rate of ¥105.69=US$1, the approximate exchange rate at March 31, 2004.
2. Net sales by business and geographic segment include intersegment sales. Net sales of Chemical Products include intersegment sales to Consumer Products and Prestige Cosmetics.
3. Net income per share is computed based on the weighted average number of shares outstanding during the respective years. From the year ended March 31, 2003, the portion of net income unavailable to common shareholders, such as directors' bonuses, which is included in the appropriation of retained earnings, is deducted from net income for the calculation of net income per share. The same method is applied to the calculation of shareholders' equity per share.
4. Cash dividends per share are the amounts applicable to the respective years, including dividends to be paid after the end of the year.
5. Yen and U.S. dollar amounts are rounded to the nearest whole number or decimal.

Net Sales (Billions of yen)


846.9
821.6
839.0
865.2
902.6
2000 2001 2002 2003 2004

Net Income (Billions of yen)


52.1
59.4
60.3
62.5
65.4
2000 2001 2002 2003 2004

Total Shareholders' Equity (Billions of yen)


475.0
463.0
459.7
417.0
427.8
2000 2001 2002 2003 2004

Net Income per Share (Yen)


83.45
96.69
100.43
108.05
119.06
2000 2001 2002 2003 2004

Management Interview

Kao continued to generate profitable growth during the year ended March 31, 2004. Net sales increased 4.3 percent year-on-year to ¥902.6 billion (US$8,540.3 million), and operating income increased for the fourteenth consecutive year, rising 4.2 percent to ¥119.7 billion (US$1,132.6 million). Net income rose by 4.6 percent to ¥65.4 billion (US$618.4 million), and net income per share increased to ¥119.06 (US$1.13) from ¥108.05 (US$1.02). In the following interview, Chairman of the Board Takuya Goto and President and CEO Motoki Ozaki review the results of operations and events of the past year and outline major strategies for the coming year.

Kao generated gains in both sales and income for the year ended March 2004, despite challenging conditions in Japan and many markets outside Japan. How did Kao achieve this, and do you think it is sustainable growth?

➡ Kao's current medium-term management plan ends in March 2006, and we are on track to achieve its objectives. Sustainable growth is the fundamental goal of the plan. We have created a corporate culture and operating structure that support consistent increases in sales and earnings.

During the past year, the performance of new products such as *Healthya Green Tea* and *Asience* hair care products exceeded sales projections. These products were the result of Kao's comprehensive strengths from R&D technology and product development to manufacturing, marketing and sales. Our emphasis on integrating these strengths and enhancing efficiency will support future growth as well.

In Asia, consumer product sales did not meet our projections. In China in particular, we have much to do to build our brands and become a market leader, as we are in Japan. In North America and Europe, brand acquisitions have supported consumer product performance gains, but other established brands have shown no growth and will require consistent effort. Our global chemical products business continues to generate steady growth, and new product development will be essential to maintaining it.

We are confident that the growth in sales and earnings is sustainable because of our focus on developing useful, high-quality products that meet customers' true needs.



Takuya Goto (left),
Chairman of the Board

Motoki Ozaki (right),
President and CEO

What will Kao emphasize in growing its existing businesses and brands?

➡ In Japan, deflationary conditions present a real challenge. In many categories, sales do not rise even if sales volume does. Brand value is the key to market position and margins.

Our new hair care brand, *Asience*, is an excellent example. Its performance, together with solid sales of the *Merit* and *Essential* brands, helped Kao counter intensifying competition and recapture leadership in Japan's hair care category. Launched in fall 2003, *Asience* rapidly captured mind share among consumers because it offers a strong brand concept and delivers more of what they want from hair care products. This supports our ability to price *Asience* products at the higher end of their segments.

Efficient, effective marketing and sales are and will continue to be more important than ever. The success of *Asience* drew strong support from our ability to effectively reach consumers with the brand's "Asian Beauty" concept. Our category and area marketing strategies have also been up to the challenge. Kao Merchandising Service Company is representative. We conceived and built this company's nationwide sales and service network very quickly, and it is now a major competitive advantage. An area marketing strategy gives us more precise data for each area, making us more effective in meeting consumer needs.

Enhanced EVA* = Value Creation
(EVA for 2000 = 100)


100
113
120
132
142
2000
2001
2002
2003
2004

* EVA (Economic Value Added) is a registered trademark of Stern Stewart & Co.

" We recognize that in the health care category in particular, our ability to compete effectively will depend largely on the skill with which we deploy our comprehensive strengths in commercializing and building consumer recognition of products that make the best use of our technologies."

Kao is developing health care into a new source of earnings, with solid successes including the *Econa* brand and new product *Healthya Green Tea*. What is driving success in this business, and how will Kao build its position?

➡ Our presence in the health care business is growing steadily, solidly supported by increasing health consciousness among consumers. Our emphasis is on functional foods, not on pharmaceuticals, so we focus on contributing to maintaining good health rather than treating illness.

Obesity and cholesterol control are major health issues that are on people's minds. This increasing health consciousness has supported *Healthya Green Tea*'s outstanding performance following its launch. *Healthya Green Tea* is the first tea product in Japan to receive permission from the Ministry of Health, Labour and Welfare to be labeled as a Food for Specified Health Use suitable for people concerned about body fat.

We recognize that in the health care category in particular, our ability to compete effectively will depend largely on the skill with which we deploy our comprehensive strengths in commercializing and building consumer recognition of products that make the best use of our technologies. This was the rationale behind our program of regular meetings between our researchers and outside experts from various fields. Promoting the exchange of information and ideas with people from outside the company also helps our researchers avoid complacency. In addition, in February 2004 we completed the Kao Health Care Research Center in Tokyo, a facility dedicated to comprehensive research and development covering functional health foods and beverages. Kao will use these state-of-the-art facilities for research covering themes including nutritional metabolism, cooking methods and tastes for the products, and production process research for their commercialization. The Center will support our efforts to differentiate our health care products through technology and thorough attention to consumer desires.



Kao has steadily developed its presence in the U.S. personal care market, and is assembling its brands under the corporate name Kao Brands Company. What is the next step for Kao?

➡ North American operations continue to generate profits greater than their proportional size among Kao Group companies, and the creation of Kao Brands Company in 2004 will support progress in the future. Kao Brands Company encompasses The Andrew Jergens Company, which handles skin care products, and its 2002 acquisition, John Frieda Professional Hair Care, Inc. The change accommodates our growth in North America, positioning us to build mind and market share. A unified organization will also contribute to management efficiencies that will support growth, and will lend strength to our efforts to profitably expand outward in building our premium beauty care business.

We are also looking forward to the opportunities to generate synergy among our brands in North America and Europe that will arise through the integration of the management of Guhl Ikebana GmbH.

Kao has been operating in China for about a decade. What are Kao's strategies for China? Also, how do you view conditions in the ASEAN region?

➡ Yes, we have 10 years of experience in China. But the market has been changing dramatically throughout that period, requiring us to constantly learn how to respond to it. We have confidence in our technology and products, and we are building good recognition among consumers. The markets for our products also continue to develop. Greater interest in beauty coupled with increasing disposable income supported the launch of our *Sofina* brand of prestige cosmetics in Shanghai in March 2004. We expect that our presence will expand as these trends unfold.

Yet like any market, China presents challenges. In particular, its great market size makes sales channels and distribution a critical issue. During the past fiscal year, Kao therefore narrowed its focus to two core brands from four. In addition, extensive research into consumer purchasing behavior showed us the limitations of our former direct sales method, leading to a change in our sales system. Cooperation with our local joint venture, Kao Transfar (Hangzhou) Co., Ltd., helped us add measurably to our expertise in sales channels and distribution. In a key example, the relationship has given us valuable understanding of the wholesale channel in China that has allowed us to add it to our business development strategy, in addition to dealing directly with retailers. Yet our emphasis on taking the viewpoint of consumers remains unchanged.

Overseas Sales Ratio*
(%)



78.4
21.6
78.7
21.3
76.1
23.9
74.5
25.5
73.6
26.4
2000
2001
2002
2003
2004
Japan
Overseas

* Excluding intersegment sales

As in China, focus is essential in the ASEAN region. That was the rationale behind our decision to invest ¥10 billion in a new plant in Thailand, as the most appropriate location to raise production efficiency in anticipation of the economic integration of the region into the Asian Free Trade Area (AFTA). This strategic reallocation of production capacity will help us achieve substantially improved efficiency.

This initiative will support our emphasis on accommodating rapidly changing market conditions in Asia. Strong distribution is essential, and we are taking into account the unique characteristics of each country we serve in building relationships with our customers. At the same time, we certainly intend to continue selectively launching new products and improving existing brands to stay a major player in our markets.

Kao's chemical products business has attained a relatively high level of profitability. How will it maintain this momentum?

➡ The chemical products business is our most global business. We have a strong manufacturing presence in the markets in which we do business, and this has supported solid performance in Asia, North America and Europe. Newly developed products such as pigment auxiliary for color inkjet printer ink and slurries for use in polishing hard disks have also performed well. Toners and toner binder products for copiers and printers are giving us a powerful position in this market around the world. Kao built its position in aroma chemicals in spring 2003 with the acquisition of the business of a European chemical manufacturer. We are already seeing good synergy with existing operations.

The chemical products business also represents highly effective vertical integration that supports our price competitiveness and ability to innovate. We internally source many of our ingredients, such as the surfactants for our detergent products and raw materials for our personal care products. This gives us stable, cost-efficient sources of supply that differentiate our products, while expertise in chemistry has consistently provided an advantage in innovating to add value and functionality that help our products succeed in the marketplace.

"We have 10 years of experience in China. But the market has been changing dramatically throughout that period, requiring us to constantly learn how to respond to it. We have confidence in our technology and products, and we are building good recognition among consumers. The markets for our products also continue to develop."

Effective corporate governance and a commitment to social responsibility have played a key role in the reputation for safety, reliability and environmental protection that Kao enjoys among stakeholders. What are Kao's fundamental approaches in these areas?

➡ We believe that any company's fundamental responsibility is to make good products, sell them to consumers, then pay taxes on its profit. However, making that profit in an improper manner cannot be allowed. Our approaches are predicated on a straightforward philosophy: we want to be a good corporate citizen that contributes to society, health and the environment. Our Business Conduct Guidelines, published during 2003, are clear and pervade every aspect of operations, which helps us remain true to our commitments and observe all relevant laws and societal rules. Moreover, companies need to coexist with society. We not only strive to minimize the impact of our operations on the environment, we work to make all of our products beneficial to society and environmentally friendly. This stance is mutually advantageous, as the reduced material costs and energy usage that result from our strong environmental and social awareness support our results.

We are pleased with Kao's performance in the area of corporate governance. Execution closely mirrors management policy, and we have the structures in place to ensure fair, transparent management in all areas, including compensation, compliance and financial control. Perhaps most important, our corporate governance system is designed to preclude complacency. It encourages active commitment and companywide awareness. Structures such as the Compliance Committee routinely and rigorously examine the way we operate as a corporation to ensure that we continue to earn the trust of stakeholders because of our transparency and fairness.



While all stakeholders are important, Kao also has a solid record of meeting shareholder needs. What can shareholders expect from Kao in the future?

➡ Higher dividends for the fiscal year ended March 2004 represent the fourteenth consecutive annual increase in dividends. This record indicates our commitment to ensuring that shareholders receive the benefits of our successful strategies for profitable growth and increased EVA. We hope to maintain long-term relationships with shareholders. While we cannot control our share price, we can work hard to increase earnings and raise dividends as earnings per share increase. Kao has also been improving its earnings per share by repurchasing outstanding shares. During the past fiscal year, we acquired 16 million shares at a cost of approximately ¥36.7 billion. Our dividend policy is to pay out approximately 30 percent of consolidated net income, and we endeavor to offer sustained increases in dividends over the long term. In an uncertain world, we want shareholders to perceive Kao as a dependable, long-term investment.

In closing, what is the outlook for the year ending March 2005?

➡ We expect market conditions to remain challenging throughout the year. In response, we will continue to strengthen existing businesses and to increase awareness of our brands in each of our markets. We expect to continue to make steady progress in expanding our traditional image as a household products company to incorporate personal care. In doing so, our product development should return to the basics of what constitutes a truly well-made product from the consumers' perspective as we work to make products that offer emotional as well as functional value. In the current fiscal year, we will place particular emphasis on expanding in health care and making it a platform for steady future growth as the fourth pillar of Kao's consumer products business.

We will also continue to build our businesses outside Japan. In Asia, we will generate growth within our own operations. In the United States and Europe, we generate growth internally by using our technological strengths to differentiate our products while remaining open to acquisitions that allow us to demonstrate the results of our R&D technological capabilities.

As we strive to meet our goals and be a competitive and respected company, we will be counting on the continued support of our stakeholders. On behalf of the Company, thank you for helping make Kao what it is, and what it can become.



Advanced R&D Generates Superior Products

Truly valuable products cannot be created with a single science or technology alone. In its R&D activities, Kao integrates diverse elements that go beyond the frameworks of current research fields to develop next-generation technologies and products.

Original Product Development That Integrates Diverse Elements

The overall framework of Kao's business activities is expressed in the slogan, "Everyday Cleanliness, Beauty and Health." The Research & Development (R&D) Division strives to create innovative products in these areas by integrating two kinds of research activities: product development research to design and commercialize products that meet consumer needs, and fundamental research to study materials and mechanisms of phenomena.

Underlying these R&D activities is the integration of science and technology. The R&D Division conducts wide-ranging research in fats and oils science and surface science, the origins of Kao's business, as well as other areas including biological science, polymer science and applied physics. This research is integrated with production technologies such as chemical process engineering, as well as technologies for assembly, processing, packaging and filling to produce superior products that exceed customer expectations.



Matrix management of Kao's R&D Division encourages dynamic interchange among its product development and fundamental research laboratories, while promoting research at the most suitable location worldwide.

Open Research Laboratories: The Focal Point for Integrating Science and Technology

R&D through Matrix Management

The R&D Division includes seven laboratories for product development and seven for fundamental research. The former conduct research to commercialize new products and improve existing ones in close collaboration with the relevant business divisions responsible for marketing. The latter study material science, biological science, production engineering, structure analysis, and toxicology across the product categories, in addition to medium- to long-term research to create new businesses. Matrix management of the laboratories, under which cross-functional project members from the two sections study each issue, promotes a flexible and dynamic exchange of knowledge and expertise to accelerate a deep understanding of projects.



Strengthening Fundamental Technologies and Incorporating Advanced, Heterogeneous Technologies

Kao's approach to R&D provides opportunities for cross-functional research that reinforces and deepens its expertise in fundamental technologies. At the same time, open-minded operations promote research at the optimal locations around the world and incorporation of the latest research from outside the Company. The interplay between Kao's core sciences and technologies and the diverse needs of each region brings out the dynamic energy in Kao's R&D activities. This interaction fosters new ideas that could not be expected from R&D conducted only in Japan, and leads to the development of unique, next-generation products.



Naotake Takaishi
Director and Executive Vice President, R&D Division

Kao's R&D Watchwords: Deepen, Disseminate and Integrate

The R&D Division has three watchwords for strengthening Kao's core technologies: Deepen, Disseminate and Integrate. The first, "deepen," expresses the conceptual starting point of any research, and alludes to the strength of Kao's core technologies in looking deeply at things. We observe hair and skin thoroughly to gain an in-depth understanding of the phenomena that occur there. The results have led to developments such as our new hair beautifying technology.

"Disseminate" refers to quickly spreading newly developed technologies – in some cases across businesses, in other cases to overseas markets. One example is the hair beautifying technology I mentioned previously, which was developed in Japan and is now being rapidly introduced in Chinese regions, Europe and North America, achieving success in each area. Another is the *Bioré* line of skin whitening products, which are sold in Asia. These products were created from whitening and circulation-promoting technologies cultivated in the skin care business in Japan for Asian consumers who want a healthy, radiant skin tone.

"Integrate" connotes the development of new technologies and products by synergizing various views and knowledge. Kao's matrix management allows each researcher to contribute his or her expertise according to the project theme. New products that could not have been created through compartmentalized research emerge through open, flexible R&D activities.

Unique Products Created from Kao's Strengths in Fundamental Technology

Kao's history of research in the field of fats and oils and their derivatives extends back to the Company's founding. For the past 15 years, Kao's Biological Science Research Laboratories have been conducting research on lipid metabolism and nutrition. Core research themes include analysis of the characteristics of visceral obesity, believed to be the major factor causing various lifestyle-related diseases. This research led to the creation of *Econa Healthy Cooking Oil*, a functional cooking oil launched in Japan in 1999, and *Healthya Green Tea*, a functional tea drink that went on the market in 2003.



Healthya Green Tea: A Result of Strong Collaboration and Flexible R&D Teamwork

In searching for food ingredients that could help improve everyday lifestyles and diets, the Biological Science Research Laboratories screened substances from more than 100 plant source materials for their effectiveness in improving lipid metabolism. Their search led them to tea catechins.

The commercialization of *Healthya Green Tea* began four years before its launch with the creation of a project team consisting of members of the Biological Science Research Laboratories, the Health Care Products Research Laboratories and the Health Care Business Division. Their task was to develop a food product that contains tea catechins. The project concept was identifying foods from an ordinary diet that could easily be substituted. At this stage, no decision had been made to make the product a drink.

In the course of their investigations, the researchers found that tea catechins would be effective in reducing body fat at the average daily intake level if the concentration were increased to four times the level found in tea drinks on the market. With this knowledge, however, the project faced a problem: realistically, the tea would be too bitter to drink with that volume of catechins. To solve this problem, the project enlisted the help of the Perfumery Development Research Laboratories, which had many years of experience in conducting research on flavors. Over a full year, the tea was improved from merely "drinkable" to "delicious," paving the way for commercialization.

Throughout the project, all members deployed the strengths of their respective positions, bringing in related research laboratories for processing and perfumery where necessary. This strong collaboration and flexible organizational management became the driving forces in the creation of a breakthrough product.



Developing the Optimal Flavor

In contrast to the development of *Econa Healthy Cooking Oil*, creating a tea drink presented Kao with the challenge of tackling an area in which it had no experience or knowledge. The Perfumery Development Research Laboratories proposed flavors, the Health Care Products Research Laboratories checked formulations to make sure they met the conditions of a "Food for Specified Health Use," and the Health Care Business Division verified the acceptability of the flavor.

Opinions were divided on how much to reduce the bitterness of the tea catechins. In the end, a conclusion was reached to make the catechin taste a positive feature by giving the tea the same bitterness as home-brewed green tea.

After the product went on the market, consumer comments such as "it tastes like real tea" and "the flavor is strong, so it must be effective" indicate that favorable evaluation of the taste has been a factor in the success of *Healthya Green Tea*.



Steady Efforts to Obtain Approval for "Food for Specified Health Use" Labeling

Healthya Green Tea is approved by Japan's Ministry of Health, Labour and Welfare to carry the "Food for Specified Health Use" (FOSHU) label as a tea drink appropriate for people concerned about body fat. *Healthya Green Tea* is the first tea drink to obtain FOSHU labeling approval in regard to body fat.

When developing health food products, Kao aims to obtain approval for FOSHU labeling as its basic policy. This is an objective qualification backed by rigorous clinical testing, and conveys to consumers the effectiveness and safety of the product. In accordance with this policy, both *Econa Healthy Cooking Oil* and *Econa Healthy Mayonnaise Type* have received approval.

Obtaining FOSHU approval entails a process of submitting applications for permission and examinations followed by testing and large-scale clinical studies. To collect the essential data for *Healthya Green Tea*, first the Biological Science Research Laboratories confirmed its effectiveness through basic research, then conducted clinical studies together with the Health Care Products Research Laboratories.

A single round of testing took more than six months. Clinical testing for effectiveness in reducing body fat required the subjects to continue drinking the tea for a minimum of 12 weeks. Moreover, that was just one of a series of tests that had to be repeated from a variety of perspectives, including tests of effectiveness on subjects prone to obesity and healthy subjects. The studies confirmed the product's fundamental effectiveness for each item tested.

As a result of this perseverance and teamwork between laboratories, *Healthya Green Tea* completed the approval process in about three years.



厚生労働省許可
体脂肪が
気になる方に
ヘルシア®
緑茶
healthya
花王

Kao's Biological Science Research Laboratories have been performing basic research on polyphenols for over a decade, believing them to hold a potential in 21st century nutrition equal to that of vitamins in the 20th century. Catechin, a major component of green tea, is a polyphenol and the key to the success of *Healthya Green Tea*.



International Collaboration for Innovative Products

Approach to Developing Products for North America and Europe

In its overseas expansion, Kao gained a foothold in the U.S. in 1988 with the acquisition of The Andrew Jergens Company, and in Europe in 1989 with the acquisition of the salon business of KPSS – Kao Professional Salon Services GmbH (KPSS), formerly Goldwell GmbH. Subsequent overseas operations have focused on the Premium Beauty Care Business, with the acquisitions of the *Curél* and *ban* brands, followed by John Frieda Professional Hair Care, Inc. in September 2002.

Kao's approach to mergers and acquisitions is not simply to expand its scale by acquiring existing brands and businesses, but to apply its technology to make the most of the acquired brands and businesses so they can grow even more. In line with this policy, the R&D Division is developing many unique products through active collaboration with overseas laboratories.

At the heart of Kao's R&D is the awareness that dialogue creates truly valuable new technologies. This philosophy also permeates development activities overseas, where the Company conceptualizes its product development as a dialogue with consumers in each country and region.




JOHN FRIEDA
london·paris·new york
brilliant
brunette
Shine Shock
leave-on
perfecting glosser
illuminates brown tones
be polished.
be brunette
brilliant
Chestnut to Espresso
8.45 FL.OZ.

Brilliant Brunette **combines John Frieda's platform of offering clear solutions to consumers' specific hair problems with Kao's hair beautifying technology to provide brunette consumers with multi-dimensional luster and shine.**

Superior Fundamental Technology for Global Applications

Before the purchase of John Frieda, the R&D Division in Japan, together with North American and European researchers, had been studying possible applications of Kao's hair care technology overseas. Bringing together these global activities, Kao applied its hair beautifying technology to the new *Brilliant Brunette* brand from John Frieda Professional Hair Care, Inc. John Frieda uses a problem-solving approach in product development, and its best-known brands, *Sheer Blonde* and *Frizz-Ease*, are premium niche products that have been well received by consumers. However, the company wanted to develop products specifically for brunettes in order to build on these core brands. *Brilliant Brunette* emerged from a confluence of the goal of making hair healthy, lustrous and full; the image that John Frieda hopes to convey; and Kao's fundamental technologies that transform dull brown hair into beautiful brunette hair with multidimensional shine.



Kao aims to take advantage of synergy with its salon business subsidiary KPSS to further expand and deepen its research in the field of hair care.

Demand for skin whitening products has been growing in Asia, but Kao found that consumers were unsatisfied with existing choices. More than just whiter skin, consumers wanted the pinkish radiance of healthy white skin.

In response, Kao's Product Application Center (PAC) in Thailand, with support from the Skin Care Products Research Laboratories in Japan, formulated the *Bioré Bright White* series, which was launched in 2003 in the ASEAN region. This 3-step lineup contains both *yuzu* orange extract, which enhances circulation to give skin a healthy, pinkish radiance, and natural green tea complex, which suppresses excess melanin formation at an earlier stage than competing products.

Kao technologies and close cooperation with colleagues in Japan and Taiwan also supported the 2-year development of the *Bioré Pink White* series, launched in October 2003 in Taiwan. In addition to *yuzu* orange extract, the series uses chamomile extract to whiten the skin by suppressing melanin production and incorporates Kao's liquid crystal emulsion technology. These new products meet Kao's objectives of satisfying real consumer needs while further developing *Bioré* as a total skin care brand.


Damaged hair
Hair repaired with Kao's hair beautifying technology
Pores generated (white part)
Suppression of pores through the swelling of fibers
Magnified by optical microscope
Cross-section of hair
Magnified by optical microscope
Hair with lusterless, flat appearance
Hair with luster and vibrancy

Kao's hair beautifying technology gives hair luster and vibrancy by repairing the internal pores.

Hair Beautifying Technology Backed by Structural Analysis

By analyzing hair structure, Kao noticed in the 1970s that damage to the outer cuticle layer affected hair beauty. This discovery led to Kao becoming one of the world's forerunners in advocating cuticle care. The Company then turned its attention to analyzing the inner part of the hair, which led to an understanding that pores resulting from damage at various levels of the hair follicle causes the hair to appear dull overall. Based on this knowledge, Kao developed a revolutionary technology to eliminate this hollowing by working directly on hair proteins. This technology has also been proven effective in promoting strength, body, manageability and other essential aspects of healthy hair.

The results of extensive surveys within the Kao Group's global network confirm the effectiveness of this hair beautifying technology on the hair of people around the world. Products based on this technology include the new *Asience* hair care brand launched in Japan in 2003 and *Sifoné* in Chinese regions.

Kao at a Glance

Net sales	**¥902.6 billion**	**(US$8,540.3 million)**	**+4.3% year-on-year**
Operating income	**¥119.7 billion**	**(US$1,132.6 million)**	**+4.2% year-on-year**
Net income	**¥65.4 billion**	**(US$618.4 million)**	**+4.6% year-on-year**

Consumer Products (Billions of yen)

Japan	**¥514.1**
Personal Care	171.6
Fabric and Home Care	241.0
Feminine Care, Baby Care and Other Products	101.5
Asia/Oceania	**60.0**
America/Europe	**102.0**
Eliminations*	**(5.6)**
Total	**¥670.4**

Prestige Cosmetics (Billions of yen)

Total	**¥77.6**

Chemical Products (Billions of yen)

Japan	**¥104.9**
Asia/Oceania	**41.8**
America/Europe	**56.8**
Eliminations*	**(21.9)**
Total	**¥181.6**

* Segment sales data include geographic intersegment eliminations only, but do not include eliminations of intersegment sales between business segments.

Sales Breakdown by Category


74.3%
17.1%
8.6%

Net Sales (Billions of yen)


Total Net Sales
1,000
900
800
700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004

Operating Income (Billions of yen)


Total Operating Income
140
120
100
80
60
40
20
0
2000
2001
2002
2003
2004

Consumer Products　Prestige Cosmetics　Chemical Products

(Years ended March 31)

Note: Yen and U.S. dollar amounts are rounded to the nearest whole number or decimal.

Consumer Products

JAPAN

PERSONAL CARE

- Soaps
- Skin care products
- Body care products
- Shampoos, conditioners and hair treatment products
- Hair styling agents
- Hair coloring agents
- Men's products
- Oral care products
- Bath additives and others



FABRIC AND HOME CARE

- Laundry detergents
- Fabric softeners
- Laundry finisher
- Bleach
- Dishwashing detergents
- House cleaning detergents
- Paper cleaning products and others
- Pet care products



FEMININE AND BABY CARE

- Sanitary napkins
- Baby wipes
- Hygiene care products
- Disposable diapers
- Incontinence products



Merries
Merries
Freeday

HEALTH CARE (FUNCTIONAL FOOD)

- Healthy cooking oil
- Healthy dressings
- Healthy mayonnaise
- Tea drinks



OVERSEAS

ASIA AND OCEANIA

- Sanitary napkins
- Disposable diapers
- Laundry detergents
- Bleach
- Soaps
- Body cleansers
- Face care
- Shampoos, conditioners and hair treatment products
- Hair styling agents
- House cleaning detergents



Merries

NORTH AMERICA AND EUROPE

- Lotions
- Soaps
- Body cleansers
- Face care
- Antiperspirants/deodorants
- Hair coloring agents
- Shampoos, conditioners and hair treatment products
- Hair styling agents
- Professional hair care products



Curel
Bioré
ban
LIVING COLORS

Prestige Cosmetics

PRESTIGE COSMETICS

- Facial cleansers
- Basic care
- Special care
- Foundation
- Makeup



Chemical Products

CHEMICAL PRODUCTS

- Fatty acids
- Fatty alcohols
- Fatty amines
- Glycerin
- Edible oils
- Concrete additives
- Asphalt emulsifiers
- De-inking agents
- Fragrances and aroma chemicals
- Agrochemical additives
- Disinfectant cleaners
- Water treatment chemicals
- Cleaners for electronic parts
- Plastics additives
- Rubber processing agents
- Copier and printer toner and related products
- Polyurethane for shoe soles





Satisfied Consumers Drive Brand Leadership

Kao brands are leaders in category after category because they deliver the functions and value that delight consumers. Focused on innovation and efficiency, Kao manages the entire consumer product value chain to enhance consumer satisfaction and brand loyalty.

CONSUMER PRODUCTS

➤ Japan

In the year ended March 31, 2004, net sales of the Consumer Products business in Japan increased by 2.6 percent to ¥514.1 billion, supported by the contribution of new and improved products and Kao's integrated sales and marketing by channel and area.



Net Sales
(Billions of yen)
516.9
498.6
495.9
500.9
514.1
2000
2001
2002
2003
2004

Personal Care

Operating Environment and Performance

"Total Beauty and Health Care" is the objective of the Personal Care business. Proactively proposing cutting-edge concepts, nurturing powerful brands and conducting focused marketing activities are the core strategies guiding operations. The *Asience* hair care product line and the *Bioré* total skin care lineup contributed to performance.

Fiscal 2003 Initiatives and Results

The *Asience* lineup of shampoo, conditioner and treatment products, launched in fall 2003, performed well and helped Kao regain the top share of the hair care market. The concept of "Asian Beauty" was invented through research on the latest consumer trends, and this concept, together with Kao's hair care technology, gave birth to the *Asience* brand. With *Asience*, the Company was successful in targeting women who are willing to pay a higher price for products that accord with their values, a group the Company had been unable to reach with its existing brand portfolio. Kao will continue to offer new, high-value brand concepts to maintain its popularity and loyalty among this consumer segment.

Bioré has evolved into a total skin care brand. Steadily increasing consumer awareness of its mildly acid formulation in line with the natural pH of healthy skin, a feature since its 1999 renewal, gave momentum to *Bioré*. *Bioré Mild-Acid UV Cut* lotion was added and contributed to the value of *Bioré* as a skin care brand. Makeup remover *Bioré Perfect Oil*, launched in spring 2003, also performed well. In the facial cleanser segment as well, consumer awareness of the importance of pH balance has progressively increased, leading to market share gains.



ASIENCE
アジエンス

Developed around a concept of "Asian Beauty," *Asience* is Kao's first new hair care brand in seven years and has helped the Company regain its top position in the hair care market.

Fiscal 2004 Issues and Objectives

Kao will respond to diversifying consumer needs with continuous new product launches and improvements to further strengthen its position as Japan's top manufacturer in the hair care and skin care categories. Kao will also target leading positions in the categories of oral care and beauty care, including hair coloring. In new categories, *Bioré U Foam Hand Soap*, launched in February 2004, is designed to maintain healthy skin for all family members. The *Curél* brand, which targets customers with sensitive skin and continues to grow because it offers them real solutions, extended its line to include foundation. A major renewal, including design, of the *Success* brand of men's cosmetics will aim to increase its appeal among businessmen as a brand of grooming products.

Fabric and Home Care

Operating Environment and Performance

Price competition is intense in the mature market for fabric and home care products, while diversifying lifestyle demands for housekeeping practices are increasing segmentation. With a product line headed by the megabrand *Attack* laundry detergent, the Fabric and Home Care business works to provide products that match the needs of all consumer lifestyles.

Fiscal 2003 Initiatives and Results

The launch of *Attack with Bleach*, which removes tough stains, enhances Kao's response to younger consumer demand for greater convenience in housekeeping. Kao also launched *Allerclean* home hygiene spray, which offers easier removal of minute dust particles and waste generated by mites. Strong support from environment-conscious consumers resulted in sales that exceeded projections. In addition to *Attack*, Kao brands that maintained their high market shares included *Humming* fabric softeners, *Quickle* cleaning wipes and *Magiclean* house cleaning detergents. In pet care, a new business for Kao, sales grew favorably. Kao's deodorant technology has built a solid reputation among house pet owners.


シミまでスッキリ除菌もできる
アタック
漂白剤in

Attack with Bleach, a line extension of the megabrand *Attack*, was launched in response to the diversifying needs of younger consumers. This new formulation removes even the toughest stains.

Fiscal 2004 Issues and Objectives

Kao will work to energize the dishwashing detergent category with the April 2004 launch of *Family Kyukyutto*, which contains a new ingredient that instantly dissolves greasy dirt into minute particles for a "squeaky clean" finish. To expand user loyalty and trust in its brands, Kao will undertake a detailed analysis of user needs, including needs for environmentally friendly products. Distribution strategies are as important to the Fabric and Home Care business as developing products that meet consumer needs. Kao will continue to integrate the activities of sales companies based on an understanding of particular channel characteristics.

Feminine and Baby Care

Operating Environment and Performance

In the sanitary products category, sales of *Laurier* sanitary napkins and *Relief* adult incontinence products were firm. While Kao moved to strengthen its position in the baby diaper segment by improving the *Merries* brand, intense market competition resulted in a decrease in sales. Kao revised marketing strategies in fall 2003, which supported a gradual recovery in market share, but could not sustain an increase in sales due to the continued decrease in prices.

Fiscal 2003 Initiatives and Results

Kao's global marketing strategy for *Laurier*, implemented in November 2002, is supporting efforts to make the brand number one in Japan and a leader in Asia. Kao expects steady, continuous results from the brand image renovation for *Laurier* conducted from 2002 to spring 2003, and has moved forward with marketing strategies for each country. The absorbency and feeling of freshness resulting from the use of a super polymer and a breathable non-woven sheet have generated solid customer support.

Improvements to make medium and large-sized *Merries* baby diapers easier to change innovated the brand. Price consciousness, however, is making the marketplace increasingly challenging. Kao effected price revisions that supported a gradual recovery in market share. Sales of *Merries* diapers for newborns and small infants were solid, reflecting enthusiastic acceptance among new mothers of the industry's first two-way diaper that can be fastened at the front or the back for easier changing.

In the adult incontinence product segment, the *Relief* brand is designed to offer greater independence to adult diaper wearers. Sales were firm because of consumer support for the ease of use and antibacterial properties that only Kao products can provide. Complementing the February 2004 launch of *Free Day*, a product for mild incontinence that incorporates activated carbon, Kao was a sponsor of a forum held by the Japan Continence Action Society.

Fiscal 2004 Issues and Objectives

In sanitary napkins, Kao will continue to strengthen its integrated marketing strategy for Japan and Asia. For adult incontinence products, Kao's product development will go beyond basic sales to incorporate information that helps consumers and caregivers understand and make better use of them.


スーパーガード
パワフル昼用

Customers responded enthusiastically to the greater comfort and reliability of *Laurier Super Guard Powerful* for heavy daytime use, which features a super polymer and breathable non-woven sheet.

Health Care (Functional Food)

Operating Environment and Performance

Increasing health consciousness among consumers has supported the rapid growth of the functional foods market, which in turn has led to an increase in market participants. Kao worked to emphasize the safety, reliability and health benefits of its brands.

Fiscal 2003 Initiatives and Results

Healthya Green Tea, which contains high levels of tea catechin, is the first tea product in Japan to receive permission from the Ministry of Health, Labour and Welfare to be labeled as a Food for Specified Health Use suitable for people concerned about body fat. The initial launch in convenience stores in Tokyo and nine neighboring prefectures in May 2003 was followed by the start of sales in western Japan in December 2003 and a rollout to convenience stores nationwide in February 2004. Sales volume increased significantly because of awareness among health-conscious consumers of this product's ability to contribute to good health. Sales during its first fiscal year on the market totaled approximately ¥20 billion. Similar products now coming on the market have exerted almost no influence on *Healthya Green Tea*'s sales momentum.

In the growing lineup of *Econa* products, Kao received permission to label *Econa Healthy Mayonnaise Type* as a Food for Specified Health Use in September 2003, and sales volume has steadily expanded. The improved flavor of *Econa Dressing* and subsequent product line extensions supported solid sales growth. Successful collaboration with retail outlets included initiatives such as displaying sample menus. Gift assortments of *Econa Healthy Cooking Oil* products generated sales growth and gave Kao the top share of the gift market. Test marketing of *Econa Healthy Cooking Oil* under the brand name *Enova* in the United States has helped Kao gain a better understanding of American cooking oil purchasing practices and usage methods.


体脂肪が気になる方に
ヘルシア
緑茶
healthya

Kao's second major product in the high-potential health care field following the popular *Econa Healthy* series, *Healthya Green Tea* is the Company's first venture into the tea drink business.

Fiscal 2004 Issues and Objectives

Expansion of marketing channels for *Healthya Green Tea* will complement measures to build the *Healthya* brand while strengthening operating fundamentals. Moreover, Kao is working to support regular consumption of *Healthya Green Tea* by enhancing consumer understanding of its functions and educating consumers about the differences between food products and pharmaceuticals. For the *Econa* lineup, Kao will implement sales promotion measures and provide information, such as sample menus, designed from the customers' viewpoint. Efforts to establish the *Enova* brand in the U.S. will be based on an evaluation of test marketing data.

CONSUMER PRODUCTS

➤Asia and Oceania

In the Consumer Products business in Asia and Oceania, Kao concentrated its management resources on core brands in response to changes in sales channels. Sales were flat in the ASEAN region, and decreased in greater China. Overall net sales for fiscal 2003 decreased 6.6 percent to ¥60.0 billion.



Net Sales
(Billions of yen)
51.2
50.3
59.4
64.2
60.0
2000
2001
2002
2003
2004

Operating Environment and Performance

A primary task in developing business in Asia is responding to rapidly changing market conditions. Kao is focused not only on competing with its global peers, but also on responding quickly to changes in distribution. In Asia, which is anchored by traditional trade practices, Kao is increasing its presence by building relationships with retail outlets in each country.

Fiscal 2003 Initiatives and Results

In the ASEAN market, Kao launched the *Bioré Bright White* skin whitening line in Thailand, Singapore, Malaysia, Indonesia and Vietnam with the aim of transitioning *Bioré* from a facial cleanser to a total skin care brand. *Feather* shampoo, a strong seller a year ago, was impacted by rising competition. A reallocation of production emphasized Thailand, Indonesia and Vietnam.

In China, Kao narrowed its focus from four to two core brands and is restructuring its sales system accordingly. Knowledge of the distinctive characteristics of the wholesale business and consumer attitudes in China gained from Kao's joint venture partner Zhejiang Transfar Group added to Kao's existing emphasis on direct sales and will form the basis of revisions to its sales strategy. In spring 2003, the marketing and sales division of Kao Corporation Shanghai was established as a separate company, Kao Commercial (Shanghai) Co., Ltd., for more efficient investment in marketing and brand strategy implementation. Kao Corporation Shanghai remains responsible for manufacturing.



Bioré
FACIAL FOAM
BrightWhite
SYSTEM
Radiance from within
by natural melanin control
for healthy fairer skin

Offering Asian consumers skin-whitening and circulation-promoting technologies developed through collaboration between Japan and overseas, *Bioré Bright White* is playing a key role in building *Bioré* into a total skin care brand.

Fiscal 2004 Issues and Objectives

Kao committed to the construction of a new plant in Thailand, which will manufacture detergents and household cleaning products, as well as hair care, skin care, sanitary and other products. The new plant will require investment totaling ¥10 billion, and is projected to increase production to approximately 1.5 times current capacity. In China, where marketing has focused on coastal urban areas, Kao Transfar (Hangzhou) Co., Ltd. will work to expand the sales area of the *Transfar* brand into smaller suburban retail outlets while developing complementary new products using Kao's technology. Kao's branding efforts in Asia as a whole will focus on building and strengthening recognition of *Bioré* skin care products and *Laurier* sanitary napkins.

CONSUMER PRODUCTS

➤ North America and Europe

Net sales of the Consumer Products business in North America and Europe increased by 16.6 percent to ¥102.0 billion. The *John Frieda* line of premium hair care products acquired by The Andrew Jergens Company in September 2002 contributed strongly to sales.



Net Sales
(Billions of yen)
68.8
63.3
76.2
87.5
102.0
2000
2001
2002
2003
2004

Operating Environment and Performance

The addition of John Frieda Professional Hair Care, Inc. to the Kao Group has initiated development of the consumer hair care business. Kao aims to expand in the premium beauty care category, including both skin care and hair care. Sales of *John Frieda* products exceeded projections, contributing to an overall increase in sales.

Fiscal 2003 Initiatives and Results

The change of The Andrew Jergens Company's corporate name to Kao Brands Company reflects the importance of integrating and increasing the value of each personal care brand currently under the Jergens umbrella in North America and

Europe. *Jergens* lotion brands *Soft Shimmer* and *Ultra Healing Intense Moisture Therapy* performed well, complementing *Naturally Smooth* in Kao's effort to build its presence in the mid-price lotion category.

Although the challenges posed by the acquisition of John Frieda, a company, differed from prior acquisitions of brands such as *Curél* and *ban*, its smooth integration into the organizational structure lent support to operations in North America and Europe. *John Frieda* products were launched through Guhl Ikebana GmbH's sales network in the Netherlands and Germany, as Kao worked to build upon its expanded presence in the hair care business by enhancing synergies between the skin care and hair care businesses in Europe and North America. Guhl launched *ReVité* shampoo and conditioner targeting middle-aged and senior consumers in September 2003, and the brand received solid consumer support.

Kao now operates its salon products business under KPSS – Kao Professional Salon Services GmbH. Weak economic conditions in Germany exerted a negative impact on performance, and sales in the salon market continued to contract. Sales at 2002 acquisition KMS Research Inc. decreased due in part to the lack of new product launches. KPSS intends to restructure this operation during 2004.

Fiscal 2004 Issues and Objectives

Launched in January 2004, the *Brilliant Brunette* brand, which incorporates unique Kao technology, is the first comprehensive line formulated to address the specific needs of brown hair. Kao will aggressively work to apply its unique technologies to other brands. Other initiatives will include promoting management and organizational consolidation to generate synergy between the *John Frieda* and *Guhl* brands.

The Andrew Jergens Company will change its name to Kao Brands Company to integrate premium personal care operations in North America and Europe.

➤ Prestige Cosmetics



Net Sales
(Billions of yen)
70.9
72.6
74.2
75.8
77.6
2000
2001
2002
2003
2004

Net sales of the Prestige Cosmetics business increased by 2.4 percent to ¥77.6 billion. Amid a mild recovery in the overall cosmetics market, Kao focused on product improvements and line extensions while continuing its energetic marketing and sales promotions to promote growth.

Operating Environment and Performance

The prestige cosmetics market overall is on a recovery track from the previous fiscal year's weak performance. However, products priced between ¥2,000 and ¥5,000 – the main price range of the *Sofina* brand – showed no growth. Although market conditions were difficult, sales of Kao's Prestige Cosmetics continued to increase during the fiscal year, while productivity improvements supported growth in profits.

Fiscal 2003 Initiatives and Results

Continued new product launches contributed to sales growth of *Raycious* foundation cosmetics. Enhanced promotional efforts, including distribution of samples, resulted in new customers and higher sales for *Grace Sofina*, a line of foundation cosmetics for women over 50. In the special care category, improvements to *Wrinkle Seraty* in fall 2003 and *Whitening DeepScience* in spring 2004 also attracted new customers. *Wrinkle Seraty* achieved record sales as a result. For the *est* brand, which is sold exclusively at department stores, the addition of new products and product lines supported sales growth.



Improvements to *Wrinkle Seraty*, which Kao has nurtured into the flagship brand of the specialty care category, attracted new customers, leading to record sales.

Fiscal 2004 Issues and Objectives

Kao will continue to take a science-based approach in introducing new and improved products, with the objective of strengthening each individual brand. Kao will also take steps to respond to changes in consumption patterns and distribution. In spring 2004, Kao commenced its prestige cosmetics business in the growing Chinese market, with an initial focus on the Shanghai area. Other initiatives in fiscal 2004 will include investment in expansion both in Japan and overseas.

➤ Chemical Products

Net sales of the Chemical Products business rose by 6.3 percent to ¥181.6 billion. Expanded production capacity for fatty alcohols contributed to sales, as did newly developed products in the areas of specialty chemicals, fragrances and aroma chemicals.



Net Sales
(Billions of yen)
172.4
167.9
162.8
170.9
181.6
2000
2001
2002
2003
2004

Operating Environment and Performance

New businesses supported sales growth in Japan. Outside Japan, production capacity expansion of fatty alcohols in Malaysia and aroma chemicals in Spain came in line with the original plan. These two businesses contributed both sales and earnings in Asia and Europe, respectively. Kao assessed core businesses in each area and reallocated production accordingly, achieving favorable results overall. Kao is now evaluating new areas in which to focus investment.

Fiscal 2003 Initiatives and Results

In Japan, a newly developed pigment auxiliary for color inkjet printer ink and slurries for use in polishing hard disks performed strongly, contributing substantially to earnings. Edible fats and oils also performed well. A narrower focus on value-added products, including a conditioning and coagulating agent for tofu (bean curd), generated solid results.

In Asia, capacity expansion at Fatty Chemical (Malaysia) Sdn. Bhd. during 2002 supported sales growth in the fatty alcohols business. Sales of tertiary amines in the Philippines were also firm. Progress was also solid in other businesses in this region. In North America, divestiture of the textile auxiliary business resulted in a decrease in sales but supported earnings. In Spain, aroma chemicals, toner and toner binder performed well. Exports, however, which account for 40 percent of sales, were negatively impacted by the appreciation of the Euro.



These pigment auxiliaries for color inkjet printer ink offer strong water resistance and vivid color even when used on ordinary paper.

Fiscal 2004 Issues and Objectives

Kao expects steady growth in its three core product segments of fatty alcohols, aroma chemicals, and toner and toner binder, as well as for various surfactants and specialty chemicals. Market entry issues include the successful launch of the concrete admixture *Mighty* in Europe. Business expansion in North America is an ongoing area of focus. Kao also expects to generate business synergies with the specialty aroma chemicals business acquired during 2003.

Environmental Activities

Protecting the environment is a core management issue for Kao. This means not merely observing laws and regulations, but also proactively setting company targets to reduce environmental impact. The following are some representative activities. Detailed information is available at Kao's website and in its annual *Environment, Safety and Social Report*.

Results of Fiscal 2003 Activities and New Medium-term Targets

JAPAN

In accordance with its basic environmental and safety policies, Kao sets concrete mid-term targets and conducts self-evaluations of the results of measures taken to achieve those targets. In fiscal 2003, Kao achieved its goals in all areas for which it had established targets.

Among these, Kao achieved the fiscal 2005 targets for energy usage and greenhouse gas emissions. These targets will either be maintained or revised.

Zero emissions activities were carried out at Ehime Sanitary Products Company, Ltd., which is continuing these efforts after achieving its goal in April 2003. In addition, the Kawasaki Plant and Tochigi Plant also reached their targets during fiscal 2003. Kao plans to extend zero emissions programs to other factories as well as group companies.

ENVIRONMENTAL CONSERVATION TARGETS AND FISCAL 2003 ACHIEVEMENTS

Category	Target	Main Initiative	Achievement in Fiscal 2003
Energy consumed in production	Reduce to 75% of fiscal 1990 level by fiscal 2005.	Introduction of co-generation facilities	Reduced to 73%, achieving the target ahead of schedule.
CO_2 emissions	Reduce 6% from fiscal 1990 level by fiscal 2010.	Energy conservation and a changeover of fuel to natural gas	Reduced by 12%, achieving the target ahead of schedule.
Final disposal of waste	Reduce to 2,000 tons or less by fiscal 2010.	Recycling of ash generated from incineration	Reduced to 2,800 tons.
Emissions of substances subject to PRTR law	Reduce each substance to 1 ton or less at each plant in fiscal 2003.	Replacement of toluene solvents with other substances	All substances reduced to 1 ton or less, achieving the target.

NEW MEDIUM-TERM TARGETS

Category	Medium-term Targets (from 2005 to 2010)
Energy consumption	Reduce energy consumed in production to 70 in fiscal 2005 and to 65 in fiscal 2010, compared with the fiscal 1990 level. (unit value added index)
Greenhouse gas emissions	Reduce to 65 in fiscal 2005 and to 62 in fiscal 2010, compared with the fiscal 1990 level. (unit value added index)
Final disposal of waste	Achieve zero emissions*1) in fiscal 2005. Reduce the amount of final disposal to 500 tons or less in fiscal 2010.
Emissions of substances subject to PRTR law	Maintain emissions of 1 ton or less of each substance at each plant.
VOC emissions	Reduce emissions of each substance to 1 ton or less at each plant in fiscal 2010.
Green purchasing and procurement	Achieve green purchasing ratio for copier paper and stationery, and green procurement ratio*2) of 90% or more by fiscal 2005 and 100% by fiscal 2010.
Occupational safety	Reduce the number of personnel involved in labor accidents at the Production & Engineering Division and R&D Division to 70% of fiscal 2003 levels by fiscal 2005.

*1) Zero emissions: To reduce the amount of final disposal per year to 0.5% of total waste generated.
*2) Green procurement ratio: Purchases from suppliers evaluated as meeting or exceeding a set ranking for environmental preservation as a proportion of all purchases of substances necessary for production.

OUTSIDE JAPAN

Kao goes beyond the basic requirements of complying with local laws by taking measures equivalent to its voluntary efforts in Japan in areas such as energy savings, resource conservation, CO_2 emissions and waste disposal.

Of special note in fiscal 2003 was the conversion of a boiler at Fatty Chemical (Malaysia) Sdn. Bhd. in Penang, Malaysia from fuel oil to natural gas, which reduced annual carbon dioxide emissions by 28 thousand tons. Also, Kao received the 2003 Nikkei Superior Trend-Setting Factories and Offices Award.

Further information on Kao's environmental activities is available at http://www.kao.co.jp/e/corp_e/responsible

Community and Cultural Activities

Long committed to a harmonious relationship with society, Kao continues to work for the betterment of society through community and cultural activities. Activities representative of that effort are introduced here.

To contribute to the realization and continuation of a better society, Kao conducts activities with a focus on nurturing the next generation.

Kao's Guidelines for Community and Cultural Activities

(1) Conduct activities that play a role in nurturing the next generation.

(2) Conduct activities aimed at contributing to the development of regional communities and culture.

(3) Conduct activities that protect and nurture the environment to promote a sustainable society.

(4) Conduct activities that promote a barrier-free society as a form of social support.

(5) Conduct activities that make effective use of Kao's resources.

(6) Create an atmosphere in which every employee can participate in community activities as a good citizen.

Focus of Activities

NURTURING THE NEXT GENERATION

Arts

Environment

Education

Community

Promotion of a barrier-free society

Fiscal 2003 Topics

EDUCATION

Literacy Education Support for Children in Cambodia

From October 2003 to January 2004, Kao implemented a one-click fundraising campaign on the Internet, and donated 2,000 Khmer character charts and 500 Khmer-language illustrated books for children in Cambodia through a non-governmental organization.



ARTS

Tokyo Music Competition

In 2003, the Tokyo Culture Hall established the Tokyo Music Competition with the aim of discovering, nurturing and supporting people who will shape the future of Japan's music world. Kao is one of the sponsors of this contest.

PROMOTING A BARRIER-FREE SOCIETY

Production of Barrier-free Videos for Early Primary Grades

Kao is committed to helping to build a society without barriers in which people with and without disabilities can co-exist. As part of this effort, in cooperation with the Kyoyo-Hin Foundation, Kao has produced four videos aimed at promoting a barrier-free society. In fiscal 2003, Kao produced a video titled "Can Everyone Use It?" for children in the early primary grades. Made with employee volunteers, the video featured costumed Kao employees in a puppet theater style familiar to children.



Further information on Kao's community and cultural activities is available at http://www.kao.co.jp/e/corp_e/profile/soc/index.html

Directors, Corporate Auditors and Executive Officers

Directors



Takuya Goto
Chairman of the Board



Motoki Ozaki*
Representative Director,
President and Chief Executive Officer



Toshio Hoshino*
Representative Director,
Senior Executive Vice President,
Corporate Functions



Takahiko Kagawa*
Representative Director,
Executive Vice President,
Global Consumer Products

Akio Tsuruoka*
Executive Vice President,
Global Purchasing

Nobuatsu Higuchi*
Executive Vice President,
Greater China

Naotake Takaishi*
Executive Vice President,
Global R&D

Shunichi Nakagawa*
Executive Officer,
Legal and Compliance – Global and Corporate Communications

Toshio Takayama*
Executive Officer,
President and Chief Executive Officer,
Kao Hanbai Company, Ltd.

Norihiko Takagi*
Executive Officer,
President, International Business – Consumer Products

Takuo Goto*
Executive Officer,
Global Production and Engineering

Hiroshi Kanda*
Executive Officer,
President, Global Feminine and Baby Care

Toshihide Saito*
Executive Officer,
President, Chemical Company

Akishige Okada**
Chairman of the Board,
Sumitomo Mitsui Banking Corporation

Sakie T. Fukushima**
Representative Director and Regional Managing Director,
Japan, Korn/Ferry International

* Holds the post of Executive Officer concurrently

** Outside Director

Corporate Auditors

Iwao Inoue
Full-time Corporate Auditor

Tsuneo Ejiri
Full-time Corporate Auditor

Kohei Nasu***
Attorney at Law

Satoshi Itoh***
Certified Public Accountant

*** Outside Corporate Auditor

Executive Officers

Toshio Hirasaka
President,
Cleanliness and Sanitation

Tadao Matsumoto
Global Logistics

Tetsuya Imamura
President,
Global Health Care

Masateru Kanazawa
Global Marketing Service

Akio Kimura
Vice President,
Global R&D

Shinichi Mita
Global Accounting and Finance

Tatsuo Takahashi
Vice President,
Kao Hanbai Company, Ltd.

Masato Hirota
President,
Global Prestige Cosmetics

Yoshitaka Nakatani
Vice President,
Global Production and Engineering

(As of June 29, 2004)

Financial Section

Contents

Management's Discussion and Analysis

Six-Year Summary

Kao Corporation and Consolidated Subsidiaries — Years ended March 31

	Millions of yen					
	2004	2003	2002	2001	2000	1999
For the year:						
Net sales	**¥902,628**	¥865,247	¥839,026	¥821,629	¥846,922	¥924,596
Consumer Products	**670,438**	646,413	626,047	607,826	632,423	656,197
Prestige Cosmetics	**77,648**	75,833	74,176	72,579	70,890	74,450
Chemical Products	**181,621**	170,935	162,802	167,893	172,401	193,949
Eliminations	**(27,079)**	(27,934)	(23,999)	(26,669)	(28,792)	—
Japan	**673,657**	654,595	648,188	655,470	673,456	672,123
Asia and Oceania	**101,452**	101,555	93,499	84,137	86,176	104,694
North America and Europe	**—**	—	—	105,287	111,043	178,933
North America	**79,907**	75,796	70,274	—	—	—
Europe	**84,899**	67,845	57,625	—	—	—
Eliminations	**(37,287)**	(34,544)	(30,560)	(23,265)	(23,753)	(31,154)
Operating income	**119,706**	114,915	111,728	107,099	99,182	91,664
Net income	**65,359**	62,462	60,275	59,427	52,147	34,714
Capital expenditures	**51,823**	84,544	49,537	60,741	37,564	69,016
Depreciation and amortization	**58,166**	58,310	58,484	58,856	67,270	71,202
Cash flows	**106,430**	104,436	103,657	104,702	108,158	96,310
Research and development expenditures	**38,506**	37,713	37,543	37,049	38,062	36,062
(% of Sales)	**4.3%**	4.4%	4.5%	4.5%	4.5%	3.9%
Advertising expenditures	**82,773**	74,277	66,069	65,758	64,354	71,752
(% of Sales)	**9.2%**	8.6%	7.9%	8.0%	7.6%	7.8%
At year-end:						
Total assets	**723,891**	720,849	772,145	783,760	750,016	751,725
Total shareholders' equity	**427,757**	417,031	459,731	462,988	474,979	451,777
Number of employees	**19,330**	19,807	19,923	19,068	16,088	—
	Yen					
Per share:						
Net income	**¥ 119.06**	¥ 108.05	¥ 100.43	¥ 96.69	¥ 83.45	¥ 55.98
Cash dividends	**32.00**	30.00	26.00	24.00	20.00	16.00
Shareholders' equity	**782.14**	744.56	779.44	760.05	765.59	727.01
Weighted average number of shares outstanding during the period (in thousands)	**547,865**	576,770	600,150	614,608	624,917	620,171
	%					
Key financial ratios:						
Return on sales	**7.2**	7.2	7.2	7.2	6.2	3.8
Return on equity	**15.5**	14.2	13.1	12.7	11.3	7.9
Equity ratio	**59.1**	57.9	59.5	59.1	63.3	60.1

Notes: 1. Net sales by business segment include intersegment sales starting from the year ended March 31, 2000. Net sales of Chemical Products include intersegment sales to Consumer Products and Prestige Cosmetics.

2. Net sales by geographic segment include intersegment sales. Effective April 1, 2002, net sales in North America and Europe are presented separately. The figure for the year ended March 31, 2002 has been restated accordingly.

3. Cash flows are defined as net income plus depreciation and amortization minus cash dividends.

4. Net income per share is computed based on the weighted average number of shares outstanding during the respective years. From the year ended March 31, 2003, the portion of net income unavailable to common shareholders, such as directors' bonuses, which is included in the appropriation of retained earnings, is deducted from net income for the calculation of net income per share. The same method is applied to the calculation of shareholders' equity per share.

5. Cash dividends per share are the amounts applicable to the respective years, including dividends to be paid after the end of the year.

Overview of Consolidated Results

In the fiscal year ended March 31, 2004, higher oil prices and muted global economic growth resulted in a challenging operating environment. In Japan, corporate earnings rebounded and other indices such as exports and production improved during the fiscal year. However, weak income growth restrained consumer spending and deflationary concerns continued to impact sentiment.

Analysis of Income Statements

Net Sales and Gross Profit

For the year ended March 31, 2004, consolidated net sales increased 4.3 percent year-on-year to ¥902.6 billion (US$8,540.3 million). Absent the negative currency effect on overseas sales of ¥4.6 billion (US$43.6 million) due to the appreciation of the yen versus the U.S. dollar, sales would have increased 4.9 percent. Despite the adverse impact of retail price competition as well as a long rainy season and a cool summer, Kao expanded sales of consumer products by launching high-value-added products and marketing aggressively. In the chemical products business, sales of existing products in the domestic market were flat due to the sluggish economy, although sales of newly developed products and exports increased. Overseas sales gained 8.6 percent, supported by the contribution of acquisitions. Outside Japan, Kao achieved growth in sales of both consumer products and chemical products. The challenging economic conditions in the United States and Europe affected sales of existing consumer products, while increasing market competition impacted sales of consumer products in Asia. However, these factors were offset by the contributions from the consumer products business acquired in September 2002 in the United States and strong performance by the chemical products business.

Cost of sales increased 3.3 percent to ¥377.8 billion (US$3,574.4 million), a rate of growth below that of net sales. As a result, the cost of sales ratio improved 0.5 percentage points to 41.8 percent from 42.3 percent for the previous fiscal year. The launch of new high-value-added products and a continuing focus on reducing costs compensated for higher prices for natural oils, fats and other raw materials. Gross profit increased 5.0 percent to ¥524.9 billion (US$4,965.9 million), and represented 58.2 percent of net sales, compared to 57.7 percent for the previous fiscal year.

Operating Income and Expenses

Selling, general and administrative (SG&A) expenses increased 5.3 percent year-on-year to ¥405.1 billion (US$3,833.3 million). Advertising expenses increased as a result of the launch of new products. Marketing expenses also increased because of the inclusion of full-year results of the *John Frieda* brand, which Kao acquired in September 2002. R&D expenses totaled ¥38.5 billion (US$364.3 million), reflecting Kao's emphasis on using R&D to develop creative, value-added products.

Operating income therefore increased 4.2 percent to ¥119.7 billion (US$1,132.6 million) supported by aggressive marketing of new products, rigorous cost cutting and more efficient control of expenses. Operating income from operations in Japan increased 6.4 percent to ¥104.8 billion (US$991.8 million), with particularly strong growth in the prestige cosmetics business. Operating income from overseas operations decreased 4.6 percent to ¥14.8 billion (US$140.2 million), reflecting the impact of lower profit on sluggish sales of consumer products in Asia and expenses in connection with test marketing functional cooking oil in the United States. The ratio of operating income to net sales was 13.3 percent, essentially unchanged from the previous fiscal year.

Non-Operating Expenses and Net Income

Other expenses totaled ¥2.6 billion (US$24.3 million), compared with ¥2.3 billion (US$22.2 million) for the previous fiscal year. Foreign currency exchange effect improved by ¥1.1 billion (US$10.6 million) to record a ¥0.3 billion (US$3.0 million) gain compared to a ¥0.8 billion (US$7.6 million) loss in the previous fiscal year. Equity in earnings of nonconsolidated subsidiaries and affiliates totaled ¥0.5 billion (US$4.7 million), compared to ¥1.3 billion (US$11.9 million) for the previous fiscal year. Other factors included the absence of a gain of ¥8.1 billion (US$76.3 million) on the return of the substituted portion of the employee pension fund for the previous fiscal year, and loss on impairments of land totaling ¥2.7 billion (US$25.8 million), compared to ¥7.2 billion (US$67.8 million) in the previous fiscal year. In addition, Kao recorded only a nominal loss on impairments of investment securities for the past fiscal year, compared to ¥2.9 billion (US$27.2 million) in the previous fiscal year.

Net Sales/Gross Profit Ratio
(Billions of yen, %)



846.9
821.6
839.0
865.2
902.6
55.0
55.8
56.9
57.7
2000
2001
2002
2003
2004

Operating Income/ Operating Income Ratio
(Billions of yen, %)



99.2
107.1
111.7
114.9
119.7
11.7
13.0
13.3
13.3
2000
2001
2002
2003
2004

Net Income/Return on Sales
(Billions of yen, %)



52.1
59.4
60.3
62.5
65.4
6.2
7.2
7.2
7.2
2000
2001
2002
2003
2004

Consequently, income before income taxes and minority interests increased 4.1 percent to ¥117.1 billion (US$1,108.4 million). Income taxes net of deferrals increased 5.8 percent to ¥50.4 billion (US$477.0 million) for an effective tax rate of 43.0 percent, compared to 42.3 percent for the previous fiscal year. The higher effective tax rate resulted despite the favorable tax effect of R&D expenditures, as Kao was not able to recognize the tax effect of certain overseas subsidiaries that recorded losses. As a result, net income increased 4.6 percent to ¥65.4 billion (US$618.4 million). Net income per share increased 10.2 percent to ¥119.06 (US$1.13) from ¥108.05 (US$1.02) for the previous fiscal year, reflecting both the increase in net income and the beneficial effect of Kao's repurchase of approximately 16 million shares of its own stock from the market during the fiscal year. Cash dividends per share applicable to the year increased to ¥32.00 (US$0.30) from ¥30.00 (US$0.28) for the previous fiscal year. EVA increased because of an increase in net operating profit after tax (NOPAT) and decreased capital charges resulting from Kao's share repurchase program. The EVA index stood at 142, compared to 100 for the fiscal year ended March 31, 2000, when Kao adopted EVA management.

Costs, Expenses and Income as Percentages of Net Sales

	2004		2003		2002
Cost of sales	**41.8%**		42.3%		43.1%
Gross profit	**58.2**	**(0.5)**	57.7	(0.8)	56.9
Selling, general and administrative expenses	**44.9**	**(0.5)**	44.4	(0.8)	43.6
Operating income	**13.3**	**(0.0)**	13.3	(0.0)	13.3
Income before income taxes and minority interests	**13.0**	**(0.0)**	13.0	(0.1)	12.9
Net income	**7.2**	**(0.0)**	7.2	(0.0)	7.2

Note: Figures in parentheses represent change in percentage points from the previous year.

Information by Business Segment

Domestic sales of consumer products and prestige cosmetics were firm, while the soft economy adversely affected a portion of Kao's chemical product portfolio. Sales in each business segment increased overseas, supported by acquisitions in the consumer products business in North America and Europe. In the consumer products business, increased operating income in Japan compensated for lower operating income overseas. Operating income from prestige cosmetics also rose. In the chemical products business, operating income increased in Japan and overseas, with expanded sales volume and higher sales of newly developed products compensating for higher raw material prices.

Consumer Products Business

Net sales of consumer products increased 3.7 percent from the previous fiscal year to ¥670.4 billion (US$6,343.4 million). Excluding the negative currency translation effect, sales increased 4.4 percent in real terms. Sales in Japan increased 2.6 percent year-on-year, while sales outside Japan also increased despite the effect of currency translation.

Operating income increased 2.0 percent to ¥92.2 billion (US$872.3 million). Higher operating income in Japan compensated for lower operating income overseas resulting from slower sales in established businesses and test marketing expenses for functional cooking oil in the United States.

Japan

Retail sales in the overall consumer products market in Japan were lower compared to the previous fiscal year, due to lower selling prices at stores and the impact of the long rainy season and cool summer. By channel, sales at drugstore chains increased, while sales at large supermarket chains trended downward, and sales at convenience stores and home improvement stores were essentially unchanged. Kao integrated marketing and sales activities for each chain and area, and worked to stimulate the market by introducing new and improved products that offer consumers added value. Higher sales volume of value-added new products and Kao's emphasis on reducing costs compensated for increased advertising and promotional expenses and lower selling prices, resulting in an increase in earnings.

In the market for personal care products, sales volume did not increase significantly, resulting in growing competition and further decreases in sales prices. Kao focused on enhancing category strengths. In the shampoo, conditioner and treatment category, Kao launched *Asience*, a new premium brand with oriental beauty essences. Enthusiastic consumer support, especially from young women, resulted in solid sales that helped Kao regain the top share of the hair care market. Kao continued to build *Bioré* into a total skin care brand. Newly added products *Bioré Mild-Acid UV Cut* lotion, *Bioré Perfect Oil* makeup remover and *Bioré u* body cleanser were popular with customers and contributed to sales growth. As a result, sales of personal care products increased 3.6 percent year-on-year.

The mature fabric and home care products market gradually contracted due to declining prices, although deflationary conditions eased, and competition continued to intensify. Kao countered these market conditions by aggressively launching new products that meet emerging consumer needs. Kao mitigated the year-on-year decrease in sales in the laundry detergent category by introducing *Attack with Bleach*, an antibacterial product that can remove food stains and other tough dirt. Kao also began marketing *Allerclean* home hygiene care products for easy removal of minute dust particles and waste generated by mites, which are hard to eliminate in daily cleaning. This product was well received by consumers and is creating a new market. Overall sales of fabric and home care products decreased 3.2 percent compared with the previous fiscal year.

In the area of feminine care and baby care products, the Company worked to raise brand value and improve products in the *Merries* disposable baby diaper category by improving basic product performance. However, retail prices dropped further and competition intensified. Consequently, sales declined substantially compared with the previous fiscal year. Sales of *Relief* adult incontinence products increased as their brand image improved among consumers.

Healthya Green Tea, a tea drink launched at the end of May 2003, received strong support from consumers concerned about body fat, and sold well after its market debut despite the many other health-oriented products on the market, contributing significantly to sales. Sales of the *Econa Healthy* cooking oil series, which maintains a high share of the market for healthy cooking oil, continued to grow strongly in the gift market. As a result, sales of feminine care, baby care and other products increased 17.6 percent compared with the previous fiscal year.

Asia and Oceania

In Asian markets, the increasing concentration of sales at large chain stores has made building strong brands critical. Kao is therefore focusing management resources on core brands. For *Bioré*, Kao enhanced its line of facial cleansers while working to reorient *Bioré* as a total skin care brand. In the *Laurier* line of sanitary napkins, the Company launched products with distinctive features. However, *Feather* and *Sifoné* hair care products and *Merries* baby diapers struggled in an increasingly competitive market. Sales were essentially unchanged in the ASEAN region, but decreased from the previous fiscal year in greater China, resulting in a 6.6 percent year-on-year decrease in overall sales to ¥60.0 billion (US$567.3 million).

Moreover, Kao began construction of a plant near Bangkok, Thailand to optimize its production system in the ASEAN region, where growth is expected. In China, the sales function of Kao Corporation Shanghai was separated in May 2003 to strengthen the production and sales management system.

North America and Europe

The markets of North America and Europe were challenging because of factors including weak consumer spending at the start of the fiscal year. Sales of existing brands were unchanged at The Andrew Jergens Company in the United States and KPSS-Kao Professional Salon Services GmbH in Europe. However, the premium hair care business of John Frieda Professional Hair Care, Inc., acquired by The Andrew Jergens Company in September 2002, generated growth that was significantly higher than initial projections. Guhl Ikebana GmbH, which handles premium hair care products in Germany, launched *ReVité* in fall 2003. This product, which incorporates Kao's hair beautifying technology, was well received by customers. As a result, overall sales increased 16.6 percent compared to the previous fiscal year to ¥102.0 billion (US$965.3 million).

Net Sales by Business Segment: Consumer Products
(Billions of yen)



632.4
607.8
626.0
646.4
670.4
2000
2001
2002
2003
2004

Operating Income by Business Segment: Consumer Products
(Billions of yen)



82.1
86.1
88.8
90.4
92.2
2000
2001
2002
2003
2004

Net Sales by Business Segment: Prestige Cosmetics
(Billions of yen)



70.9
72.6
74.2
75.8
77.6
2000
2001
2002
2003
2004

Prestige Cosmetics Business

The cosmetics market has entered a mild recovery phase from the year-on-year declines up to the previous fiscal year. Sales of prestige cosmetics increased 2.4 percent compared to the previous fiscal year to ¥77.6 billion (US$734.7 million). *Grace Sofina*, which uses a superior medicinal effect to help mature skin maintain a glowing, healthy appearance, and *Wrinkle Seraty*, which promotes smooth, supple skin around the eyes, mouth and the entire face, both performed well. Kao continued to conduct energetic marketing and sales promotion efforts for *est*, a brand sold exclusively at department stores, and maintained healthy sales growth. In addition, Kao expanded its *Raycious* series of oil- and perspiration-resistant foundation cosmetics. Operating income in the prestige cosmetics business increased by ¥2.2 billion (US$20.4 million) or 40.8 percent compared with the previous fiscal year to ¥7.4 billion (US$70.3 million), due to factors such as Kao's efforts to reduce manufacturing costs and deploy expenses more efficiently.

Operating Income by Business Segment: Prestige Cosmetics
(Billions of yen)



2.2
2.8
4.8
5.3
7.4
2000
2001
2002
2003
2004

Chemical Products Business

In Japan, the economy showed signs of a recovery toward the end of the fiscal year, but the manufacturing industry as a whole displayed little strength and was adversely affected by rising prices for natural fats and oils and petrochemicals. In this environment, Kao worked to expand its business in the core fields of oleochemicals, surfactants and specialty chemicals. In Japan, an industry slowdown continued to affect existing products, but sales of newly developed products grew steadily. Main areas of growth during the fiscal year included the fatty alcohol business, for which the Company expanded production capacity in Malaysia in the previous fiscal year. In Japan, North America and Europe, specialty chemicals performed well, including toner and toner binder products for copiers and printers as well as fragrances and aroma chemicals. As a result, sales increased 6.3 percent year-on-year to ¥181.6 billion (US$1,718.4 million). Excluding the effect of currency translation, sales would have increased 6.1 percent. Operating income increased 9.5 percent year-on-year to ¥19.9 billion (US$188.7 million) as increased sales volume, cost reductions and more efficient use of expenses offset the increase in depreciation expenses of capital investments and higher raw material costs.

Net Sales by Business Segment: Chemical Products
(Billions of yen)



172.4
167.9
162.8
170.9
181.6
2000
2001
2002
2003
2004

Japan

Despite strength in the automobile and information technology industries and other industries such as steel, overall growth remained low due to weakness in domestic demand. Kao continued to focus on increasing sales of products with unique features and newly developed products. In businesses related to specialty chemical products, sales of toner grew firmly. In particular, the market for color toner expanded significantly. In the industrial materials business, sales of cleaners to the electronic components industry expanded strongly. However, sales of high-performance concrete additives that dramatically strengthen raw concrete were affected by a continued decrease in public investment in the construction sector. Sales of a pigment auxiliary for color inkjet printer ink, which went on the market in 2002, were favorable, reflecting high regard for the product's features. In addition, sales and exports of slurries for use in polishing hard disks increased substantially as Kao worked to swiftly meet customer needs. As a result, sales increased by 2.9 percent compared with the previous fiscal year to ¥104.9 billion (US$992.4 million).

Operating Income by Business Segment: Chemical Products
(Billions of yen)



14.7
17.7
17.7
18.2
19.9
2000
2001
2002
2003
2004

Asia

After expanding fatty alcohol production capacity in Malaysia in 2002, Kao worked on a global basis to promote sales, which increased sharply. Sales of high-performance concrete additives rose steadily in China, where massive construction projects are generating brisk demand, as well as in Taiwan and countries elsewhere in Asia. As a result, sales increased by 9.0 percent compared with the previous fiscal year to ¥41.8 billion (US$395.9 million).

North America and Europe

Sales of toners and toner binder products for copiers and printers increased as Kao fortified its global business infrastructure in Japan, North America and Europe. In the aroma chemicals business, in which several Kao products hold the top global market share, the Company increased sales by extending its product line with a business acquisition from a European chemical manufacturer in May 2003. As a result, overall sales increased 10.7 percent compared to the previous fiscal year to ¥56.8 billion (US$537.5 million).

Information by Geographic Segment

Japan

Total sales in Japan, including intersegment sales, increased 2.9 percent to ¥673.7 billion (US$6,373.9 million) and operating income increased 6.4 percent to ¥104.8 billion (US$991.8 million). Cost reductions and higher sales volume of newly launched products compensated for increased marketing expenses and lower selling prices. As a result, the consumer products, prestige cosmetics and chemical products businesses all recorded increases in operating income.

Asia and Oceania

Total sales elsewhere in Asia and Oceania, including intersegment sales, decreased 0.1 percent to ¥101.5 billion (US$959.9 million). Excluding currency translation effect, sales rose 5.4 percent. Operating income decreased marginally to ¥5.4 billion (US$50.7 million). Sales increased sharply following expansion of fatty alcohol production capacity in Malaysia. However, sales of consumer products decreased in China and Taiwan.

North America

Total sales in North America, including intersegment sales, increased 5.4 percent to ¥79.9 billion (US$756.1 million). Excluding currency translation effect, sales rose 15.5 percent. Operating income decreased 7.1 percent to ¥6.7 billion (US$63.7 million). Strong performance by acquisitions in the consumer products business supported earnings. However, the cost of test marketing for functional cooking oil and divestiture of the textile auxiliary business as part of the restructuring of the chemical products business in the previous fiscal year impacted operating income.

Europe

Total sales in Europe, including intersegment sales, increased 25.1 percent to ¥84.9 billion (US$803.3 million). Excluding currency translation effect, sales rose 13.4 percent. Operating income decreased 6.4 percent to ¥2.7 billion (US$25.8 million). Acquisitions in the personal care and chemical businesses supported growth, but existing professional hair care brands were impacted by the sluggish German economy.

Cash Flows

During the year ended March 31, 2004, on a consolidated basis, reductions in net cash used in investing activities and in financing activities compensated for a decrease in net cash provided by operating activities. Free cash flow increased strongly. Even with Kao's repurchase of shares during the fiscal year, cash and cash equivalents increased ¥31.5 billion (US$297.7 million) to ¥107.2 billion (US$1,013.8 million). This amount included cash and cash equivalents of newly consolidated subsidiaries totaling ¥2.7 billion (US$25.5 million).

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased to ¥117.9 billion (US$1,115.8 million) from ¥134.2 billion (US$1,269.6 million) in the previous fiscal year. The change was mainly due to the negative effect on cash flow of an ¥8.3 billion (US$78.5 million) decrease in liability for retirement benefits as a result of cash contributions to the employee pension fund, compared with a positive effect of ¥8.3 billion (US$78.8 million) in the previous fiscal year. Income before income taxes and minority interests increased to ¥117.1 billion (US$1,108.4 million) from ¥112.6 billion (US$1,065.1 million) for the previous fiscal year. Depreciation and amortization was ¥58.2 billion (US$550.3 million), compared to ¥58.3 billion (US$551.7 million) for the previous fiscal year. Income taxes paid increased marginally to ¥53.5 billion (US$506.2 million) from ¥53.2 billion (US$502.9 million) for the previous fiscal year. Changes in working capital increased cash flow as trade receivables increased by ¥4.4 billion (US$41.7 million) while trade payables increased by ¥8.9 billion (US$84.2 million).

Net Cash Used in Investing Activities

Net cash used in investing activities totaled ¥37.3 billion (US$353.4 million), compared to ¥77.6 billion (US$733.9 million) in the previous fiscal year. Investing activities in the previous fiscal year included the use of cash for the acquisition of John Frieda Professional Hair Care, Inc., including its trademarks.

Net Sales by Geographic Segment: Japan
(Billions of yen)


673.5
655.5
648.2
654.6
673.7
2000
2001
2002
2003
2004

Net Sales by Geographic Segment: Asia and Oceania
(Billions of yen)


86.2
84.1
93.5
101.6
101.5
2000
2001
2002
2003
2004

Net Sales by Geographic Segment: North America and Europe
(Billions of yen)


111.0
105.3
70.3
57.6
75.8
57.8
2000
2001
2002
2003
2004
North America
Europe

Note: Net sales in North America and Europe are presented separately starting from the year ended March 31, 2002.

Purchase of property, plant and equipment decreased to ¥39.6 billion (US$374.5 million) from ¥43.3 billion (US$409.9 million) for the previous fiscal year. Principal projects included production facilities for new products in Japan and overseas, expansion of R&D and distribution facilities, the installation of a new information system, and acquisition of an aroma chemicals and fragrance compounding business in Europe. Absent the effect of the acquisition of John Frieda's trademarks in the previous fiscal year, increase in intangible assets was significantly lower year-on-year. Free cash flow, calculated as net cash provided by operating activities minus net cash used in investing activities, totaled ¥80.6 billion (US$762.4 million), compared to ¥56.6 billion (US$535.6 million) for the previous fiscal year.

Net Cash Used in Financing Activities

Net cash used in financing activities totaled ¥49.3 billion (US$466.7 million), compared to ¥104.2 billion (US$985.8 million) for the previous fiscal year. Kao employed cash totaling ¥37.2 billion (US$351.9 million) to repurchase shares of its outstanding stock, compared to ¥80.3 billion (US$760.0 million) in the previous fiscal year. Net cash provided by proceeds from debt totaled ¥5.0 billion (US$47.2 million), while repayment of debt used net cash of ¥6.8 billion (US$64.3 million) in the previous fiscal year. Cash dividends totaled ¥18.2 billion (US$172.6 million), compared to ¥17.1 billion (US$161.5 million) for the previous fiscal year.

Cash Flows/ Capital Expenditures
(Billions of yen)


108.2
104.7
103.7
104.4
106.4
2000 2001 2002 2003 2004
Cash Flows
Capital Expenditures

Financial Structure

Total assets increased 0.4 percent from the previous fiscal year end to ¥723.9 billion (US$6,849.2 million), primarily because of the increase in cash and cash equivalents. However, the total of property, plant and equipment and intangible assets decreased. In line with its focus on efficient deployment of capital, Kao kept capital expenditures during the fiscal year within the scope of depreciation expenses, and divested assets in connection with the restructuring of distribution centers and other activities. Amortization of trademarks and goodwill added to the balance sheets as a result of recent acquisitions also reduced assets. Moreover, deferred income taxes included in investments and other assets decreased for reasons including an increase in tax-deductible cash contributions to the employee pension fund.

Total liabilities decreased 2.6 percent to ¥273.9 billion (US$2,592.0 million). Although notes and accounts payable increased, accrued income taxes decreased due to a tax credit for research expenses in Japan, and liability for employee retirement benefits decreased as a result of an increase in cash contributions to the corporate pension fund. Shareholders' equity increased 2.6 percent to ¥427.8 billion (US$4,047.3 million) as higher net income compensated for the effect of the Company's repurchase of its own shares during the fiscal year. The ratio of shareholders' equity to total assets stood at 59.1 percent, compared to 57.9 percent at the previous fiscal year end. Return on equity improved to 15.5 percent, compared to 14.2 percent for the previous fiscal year, reflecting higher net income and the increased returns to common stock resulting from the share repurchase program. Shareholders' equity per share increased to ¥782.14 (US$7.40) from ¥744.56 (US$7.04) at the end of the previous fiscal year.

Total Assets/Total Shareholders' Equity
(Billions of yen)


750.0
783.8
772.1
720.8
723.9
2000 2001 2002 2003 2004
Total Assets
Total Shareholders' Equity

EVA

Economic Value Added (EVA®) is Kao's main management measure for evaluating business performance and for operational and strategic decision-making. EVA is defined as net operating profit after tax (NOPAT) less a charge for the cost of capital employed in the business. EVA provides managers with a tool for evaluating the trade-offs inherent between increasing profits and covering the cost of capital required to generate such profits.

The aim of employing EVA is to create an organization focused at all levels on the enhancement of corporate value.

During fiscal 2003, Kao achieved its fifth consecutive year of improvement in EVA by continuing to focus on increasing NOPAT while simultaneously endeavoring to improve asset utilization. Expressed as an index, EVA increased to 142 from 100 for the year ended March 31, 2000. Kao has achieved consistent improvement by focusing attention on the three key areas outlined below.

Return on Equity
(%)


11.3
12.7
13.1
14.2
15.5
2000 2001 2002 2003 2004

Increasing Profit: Kao strives to increase the operating profits of its existing businesses while minimizing the additional capital investment required to generate such profits. During the past fiscal year, the Company was able to increase operating profit due to expansion of consumer products sales in Japan.

Also, Total Cost Reduction (TCR) activities, which amounted to ¥8.0 billion (US$75.7 million), continued to contribute significantly to improved profitability. TCR activities involve gaining greater efficiencies in many different areas, from production to logistics.

Investing for Growth: Kao invested in expansion of its tea catechin refining facility in Japan for *Healthya* tea drinks. In Thailand, Kao invested in a new plant in order to expand its ASEAN consumer business. All of these investments are expected to contribute to future improvement of EVA.

In addition, Kao acquired the aroma chemical and fragrance compound business of a European chemical manufacturer during fiscal 2003. The acquisition was funded using cash and cash equivalents and thus did not require Kao to take on any new debt.

Financial Improvement: In order to improve its financial structure and reduce capital costs, Kao continued to repurchase shares from the market at a total cost of ¥36.7 billion (US$347.5 million) during fiscal 2003. Over the past five years, Kao's total share repurchases from the market have amounted to ¥228.7 billion (US$216.4 million) accounting for more than 8.5 percent of shares outstanding at the beginning of the period.

Net Sales/ Inventory Turnover
(Billions of yen, days)



902.6
846.9
821.6
839.0
865.2
65
70
68
71
2000
2001
2002
2003
2004

Business Conduct Guidelines

Kao has established a Compliance Committee for the promotion of ethical corporate conduct and compliance with laws and regulations, and has routinely implemented activities for securing compliance with laws and regulations, fairness, and ethics. As of April 2003, the Company also revised the former "Corporate Ethics of Kao Corporation" to "Kao Business Conduct Guidelines" to further promote ethical business conduct based on compliance with laws and regulations.

Business Risks and Other Risks

The Kao Group takes reasonable measures to reduce risk by eliminating exposure to, dispersing and hedging risks. However, unanticipated situations may occur that exert a significant impact on the Kao Group's business results and financial condition.

For example, in quality management, the Kao Group designs and manufactures products from the viewpoint of customers, in compliance with related laws and regulations and in accordance with internationally recognized quality management standards. In the development stage prior to market launch, the Kao Group conducts thorough safety testing and survey research to ensure excellent product quality. After market launch, the Kao Group works to further improve quality by incorporating opinions and demands regarding products through its consumer consultation offices. However, the unforeseen occurrence of a serious quality problem would not only cause difficulties for the relevant brand, but would also have a major impact on the reputation of all the Kao Group's products, and might cause sales to decline. This could have a major effect on the Kao Group's business results and financial condition.

In addition, there is believed to be a high probability that a major earthquake will occur in Japan in the Tokai region, in the ocean southeast of Tokyo, or directly under the Kanto region. The Kao Group has implemented various countermeasures, including earthquake resistance diagnosis and antiseismic retrofitting, at all of its production facilities, particularly the Toyohashi Plant, Wakayama Plant, Kawasaki Plant and Tokyo Plant, which are in these regions. In spite of these measures, however, in the event of a major earthquake, the Kao Group's ability to secure raw materials, maintain continuity of production and supply of products to the market may be disrupted, which could have a significant impact on the Kao Group's business results and financial condition.

Furthermore, foreign currency-denominated transactions, including export and import trade transactions and non-trade transactions such as dividends, are affected by changes in currency exchange rates. The Kao Group hedges foreign exchange risk through various measures such as settlement of transactions through foreign currency accounts, foreign exchange contracts and currency swaps to mitigate the effect on business results. The Kao Group does not engage in derivative transactions for the purpose of speculation. However, items denominated in local currencies, including the sales, expenses and assets of overseas subsidiaries, are translated into Japanese yen for preparation of the consolidated financial statements. If the exchange rate at the time of conversion differs substantially from the expected rate, the value after translation into yen will change significantly, which will affect the Kao Group's business results and financial condition.

Consolidated Balance Sheets

Kao Corporation and Consolidated Subsidiaries
March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars (Note 2)
Assets	**2004**	2003	**2004**
Current assets:			
Cash and time deposits (Note 3)	**¥ 72,422**	¥ 36,246	**$ 685,230**
Short-term investments (Notes 3 and 4)	**38,439**	48,299	**363,696**
Notes and accounts receivable:			
Trade (Note 5)	**95,134**	91,923	**900,123**
Nonconsolidated subsidiaries and affiliates	**4,026**	4,506	**38,093**
Other	**3,949**	3,341	**37,364**
Inventories:			
Finished goods	**48,915**	47,225	**462,816**
Work in process and raw materials	**22,976**	23,699	**217,390**
Deferred income taxes (Note 6)	**14,039**	14,933	**132,832**
Other current assets	**9,721**	8,322	**91,976**
Allowance for doubtful receivables	**(2,366)**	(2,481)	**(22,386)**
Total current assets	**307,255**	276,013	**2,907,134**
Property, plant and equipment, at cost (Note 5):			
Land	**64,178**	69,321	**607,228**
Buildings and structures	**287,419**	284,635	**2,719,453**
Machinery, equipment and other	**652,039**	664,596	**6,169,354**
Construction in progress	**11,771**	12,095	**111,373**
	1,015,407	1,030,647	**9,607,408**
Accumulated depreciation	**(755,488)**	(755,227)	**(7,148,150)**
	259,919	275,420	**2,459,258**
Intangible assets:			
Goodwill	**31,035**	36,637	**293,642**
Trademarks	**51,516**	58,357	**487,426**
Other intangible assets	**15,821**	9,121	**149,692**
	98,372	104,115	**930,760**
Investments and other assets:			
Investment securities (Note 4)	**19,692**	18,019	**186,318**
Investments in and advances to nonconsolidated subsidiaries and affiliates	**5,121**	8,424	**48,453**
Deferred income taxes (Note 6)	**19,977**	27,130	**189,015**
Other assets	**13,555**	11,728	**128,253**
	58,345	65,301	**552,039**
	¥ 723,891	¥ 720,849	**$ 6,849,191**

See notes to consolidated financial statements.

Liabilities and Shareholders' Equity	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars (Note 2) 2004
Current liabilities:			
Short-term debt (Note 5)	**¥ 17,626**	¥ 13,164	**$ 166,771**
Current portion of long-term debt (Note 5)	**215**	275	**2,034**
Notes and accounts payable:			
Trade	**66,821**	58,772	**632,236**
Nonconsolidated subsidiaries and affiliates	**2,314**	1,990	**21,894**
Other	**21,069**	17,862	**199,347**
Accrued income taxes (Note 6)	**19,543**	28,897	**184,909**
Accrued expenses	**64,551**	61,045	**610,758**
Other current liabilities (Note 5)	**17,710**	19,875	**167,566**
Total current liabilities	**209,849**	201,880	**1,985,515**
Long-term liabilities:			
Long-term debt (Note 5)	**31,812**	35,607	**300,993**
Liability for employee retirement benefits (Note 8)	**23,158**	31,506	**219,112**
Liability for director and corporate auditor retirement benefits (Note 8)	**203**	207	**1,921**
Other (Note 5)	**8,923**	12,051	**84,427**
	64,096	79,371	**606,453**
Minority interests	**22,189**	22,567	**209,943**
Commitments and contingent liabilities (Notes 7, 9 and 15)			
Shareholders' equity (Notes 5, 10 and 11)**:**			
Common stock:			
Authorized — 1,000,000,000 shares in 2004 and 2003			
Issued — 599,443,701 shares in 2004 and 2003	**85,424**	85,424	**808,251**
Capital surplus	**108,889**	108,889	**1,030,268**
Retained earnings	**399,890**	355,806	**3,783,612**
Unrealized gain on available-for-sale securities	**4,318**	1,711	**40,855**
Foreign currency translation adjustments	**(37,942)**	(30,461)	**(358,993)**
	560,579	521,369	**5,303,993**
Treasury stock, at cost (52,705,378 shares in 2004 and 39,530,368 shares in 2003)	**(132,822)**	(104,338)	**(1,256,713)**
	427,757	417,031	**4,047,280**
	¥723,891	¥720,849	**$6,849,191**

Consolidated Statements of Income

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2004	2003	**2004**
Net sales (Note 12)	**¥902,628**	¥865,247	**$8,540,335**
Cost of sales	**377,777**	365,591	**3,574,387**
Gross profit	**524,851**	499,656	**4,965,948**
Selling, general and administrative expenses (Note 13)	**405,145**	384,741	**3,833,334**
Operating income (Note 12)	**119,706**	114,915	**1,132,614**
Other (income) expenses:			
Interest and dividend income	**(1,125)**	(1,401)	**(10,644)**
Interest expense	**1,235**	1,592	**11,685**
Foreign currency exchange (gain) loss	**(320)**	801	**(3,028)**
Equity in earnings of nonconsolidated subsidiaries and affiliates	**(495)**	(1,258)	**(4,684)**
Other, net (Note 14)	**3,268**	2,609	**30,921**
	2,563	2,343	**24,250**
Income before income taxes and minority interests	**117,143**	112,572	**1,108,364**
Income taxes (Note 6):			
Current	**44,204**	55,904	**418,242**
Deferred	**6,210**	(8,256)	**58,757**
	50,414	47,648	**476,999**
Income before minority interests	**66,729**	64,924	**631,365**
Minority interests in earnings of consolidated subsidiaries	**1,370**	2,462	**12,962**
Net income	**¥ 65,359**	¥ 62,462	**$ 618,403**
Per share of common stock (Notes 1.o and 16):	Yen		U.S. dollars (Note 2)
Basic net income	**¥119.06**	¥108.05	**$1.13**
Diluted net income	**113.98**	103.69	**1.08**
Cash dividends applicable to the year	**32.00**	30.00	**0.30**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2004 and 2003

	Thousands	Millions of yen					
	Outstanding number of shares of common stock	Common stock	Capital surplus	Retained earnings	Unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock, at cost
Balance at April 1, 2002	589,820	¥85,415	¥108,879	¥309,812	¥2,518	¥(22,777)	¥(24,116)
Net income				62,462			
Changes in unrealized gain on available-for-sale securities, less applicable taxes					(807)		
Changes in foreign currency translation						(7,684)	
Cash dividends, ¥28.00 per share (Note 10)				(16,336)			
Directors' and corporate auditors' bonuses				(128)			
Conversion of convertible bonds	15	9	10				
Loss on transfers of treasury stock related to conversion of convertible bonds	3			(4)			8
Treasury stock acquired, net	(29,925)						(80,230)
Balance at March 31, 2003	559,913	85,424	108,889	355,806	1,711	(30,461)	(104,338)
Retained earnings of consolidated subsidiaries previously not consolidated and affiliates previously not accounted for by the equity method				**(7)**			
Net income				**65,359**			
Changes in unrealized gain on available-for-sale securities, less applicable taxes					**2,607**		
Changes in foreign currency translation						**(7,481)**	
Cash dividends, ¥31.00 per share (Note 10)				**(17,095)**			
Directors' and corporate auditors' bonuses				**(145)**			
Loss on transfers of treasury stock related to conversion of convertible bonds and other	**3,445**			**(4,028)**			**8,804**
Treasury stock acquired, net	**(16,620)**						**(37,288)**
Balance at March 31, 2004	**546,738**	**¥85,424**	**¥108,889**	**¥399,890**	**¥4,318**	**¥(37,942)**	**¥(132,822)**

	Thousands	Thousands of U.S. dollars (Note 2)					
	Outstanding number of shares of common stock	Common stock	Capital surplus	Retained earnings	Unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock, at cost
Balance at March 31, 2003	559,913	$808,251	$1,030,268	$3,366,506	$16,189	$(288,211)	$(987,208)
Retained earnings of consolidated subsidiaries previously not consolidated and affiliates previously not accounted for by the equity method				**(66)**			
Net income				**618,403**			
Changes in unrealized gain on available-for-sale securities, less applicable taxes					**24,666**		
Changes in foreign currency translation						**(70,782)**	
Cash dividends, US$0.293 per share (Note 10)				**(161,747)**			
Directors' and corporate auditors' bonuses				**(1,372)**			
Loss on transfers of treasury stock related to conversion of convertible bonds and other	**3,445**			**(38,112)**			**83,300**
Treasury stock acquired, net	**(16,620)**						**(352,805)**
Balance at March 31, 2004	**546,738**	**$808,251**	**$1,030,268**	**$3,783,612**	**$40,855**	**$(358,993)**	**$(1,256,713)**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2004	2003	**2004**
Operating activities:			
Income before income taxes and minority interests	**¥117,143**	¥112,572	**$ 1,108,364**
Adjustments for:			
Income taxes paid	**(53,501)**	(53,155)	**(506,207)**
Depreciation and amortization	**58,166**	58,310	**550,345**
Loss on sales or disposals of property, plant and equipment, net	**1,474**	1,738	**13,946**
Equity in earnings of nonconsolidated subsidiaries and affiliates	**(495)**	(1,258)	**(4,684)**
Unrealized foreign currency exchange (gain) loss	**(408)**	941	**(3,860)**
Change in trade receivables	**(4,404)**	11,868	**(41,669)**
Change in inventories	**(1,369)**	(1,310)	**(12,952)**
Change in trade payables	**8,895**	(8,869)	**84,161**
Change in liability for retirement benefits	**(8,301)**	8,327	**(78,541)**
Other, net	**728**	5,015	**6,888**
Net cash provided by operating activities	**117,928**	134,179	**1,115,791**
Investing activities:			
Purchase of marketable securities	**(3,000)**	(10,786)	**(28,385)**
Proceeds from the redemption of bonds	**8,331**	27,613	**78,825**
Purchase of property, plant and equipment	**(39,583)**	(43,319)	**(374,520)**
Proceeds from sales of property, plant and equipment	**4,574**	1,117	**43,278**
Increase in intangible assets	**(8,903)**	(46,185)	**(84,237)**
Proceeds from the redemption and sales of investment securities	**3,479**	10,318	**32,917**
Increase in investments in and advances to nonconsolidated subsidiaries and affiliates	**(542)**	(4,185)	**(5,128)**
Payment for purchase of newly consolidated subsidiaries, net of cash acquired	**—**	(13,510)	**—**
Payment for acquisition of business	**(1,584)**	—	**(14,987)**
Change in other investments	**(120)**	1,369	**(1,136)**
Net cash used in investing activities	**(37,348)**	(77,568)	**(353,373)**
Financing activities:			
Change in short-term debt	**4,517**	(3,146)	**42,738**
Proceeds from long-term loans	**706**	82	**6,680**
Repayments of long-term loans	**(236)**	(1,162)	**(2,233)**
Repayments of medium-term notes	**—**	(2,575)	**—**
Purchase of treasury stock	**(37,197)**	(80,320)	**(351,944)**
Payments of cash dividends	**(18,237)**	(17,065)	**(172,552)**
Other, net	**1,124**	—	**10,635**
Net cash used in financing activities	**(49,323)**	(104,186)	**(466,676)**
Translation adjustments on cash and cash equivalents	**(2,485)**	(2,656)	**(23,512)**
Net increase (decrease) in cash and cash equivalents	**28,772**	(50,231)	**272,230**
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	**2,695**	995	**25,499**
Cash and cash equivalents, beginning of year (Note 3)	**75,685**	124,921	**716,104**
Cash and cash equivalents, end of year (Note 3)	**¥107,152**	¥ 75,685	**$ 1,013,833**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2004 and 2003

1. Summary of Significant Accounting Policies

a) Basis of presenting consolidated financial statements

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing the consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued in Japan in order to present them in a form that is more familiar to readers outside Japan. Certain 2003 financial statement items were reclassified to conform to the presentation for 2004.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

b) Consolidation and accounting for investments in nonconsolidated subsidiaries and affiliates

The accompanying consolidated financial statements include the accounts of Kao Corporation (the "Company") and its significant subsidiaries (collectively, the "Companies"). Investments in most of the nonconsolidated subsidiaries and affiliates over which the Companies *have the ability to exercise significant influence (mainly 20-50 percent owned companies) are accounted for using the equity method.*

Under the control or influence concept, a company in which the parent company and/or its consolidated subsidiaries, directly or indirectly, are able to exercise control over operations is fully consolidated, and other companies over which the Company and/or its consolidated subsidiaries have the ability to exercise significant influence are accounted for by the equity method.

Investments in the remaining subsidiaries and affiliates are stated at cost except for write-downs recorded for the value of investments that have been permanently impaired. If the equity method of accounting had been applied to these investments, the effect on the accompanying consolidated financial statements would not be material.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Companies is eliminated. The excess of cost of investments in the subsidiaries and affiliates over the fair value of the net assets of the acquired subsidiary at the dates of acquisition is being amortized over an estimated period not exceeding 20 years, or 5 years in situations in which the useful lives cannot be estimated.

c) Cash equivalents

For purposes of the statements of cash flows, cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits, commercial paper and investment trusts in bonds and receivables that are represented as short-term investments, all of which mature or become due within three months of the date of acquisition.

d) Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally by the average method. The cost of inventories held by certain foreign consolidated subsidiaries is determined by the first-in, first-out method.

e) Short-term investments and investment securities

Short-term investments and investment securities are classified and accounted for, depending on management's intent, as follows: i) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost and ii) available-for-sale securities, which are not classified as the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

f) Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is computed under the declining-balance method for the assets located in Japan and principally under the straight-line method for the assets located outside Japan, using rates based upon the estimated useful lives, ranging from 21 to 35 years for buildings and structures and 7 or 9 years for machinery and equipment.

g) Intangible assets

Goodwill and trademarks are amortized on a straight-line basis over 15 or 20 years, and 10 years, respectively, except for appropriate write-downs recorded for the value of goodwill which has been permanently impaired.

h) Retirement and pension plans

The Company and domestic consolidated subsidiaries have a defined benefit pension plan and a defined contribution pension plan covering substantially all of their employees. The pension plan also covers employees of certain nonconsolidated subsidiaries and affiliates in Japan. Directors and corporate auditors are partially covered by the pension plan. Effective from June 1, 2003, the Company and domestic consolidated companies amended the Kao retirement plan to establish the cash balance plan and implement a defined contribution pension plan for a portion of future reserved amount.

Certain foreign subsidiaries have local pension plans covering their employees. The policies for the funded pension plans are to fund and charge to income the pension costs determined on an actuarial method.

Certain foreign subsidiaries also have local employees' retirement benefit plans and provide for the amount to state the liability for these employees' retirement benefits, primarily determined on an actuarial method.

The unrecognized transitional obligation, the unrecognized net actuarial gain or loss and the unrecognized prior service cost are being amortized over 15, 10 and 15 years, respectively. These amortizations are presented as cost of sales and selling, general and administrative expenses in the consolidated statements of income.

Retirement benefits to directors and corporate auditors are provided at the amount which would be required if all directors and corporate auditors retired at the balance sheet date. The Company revised its compensation plan in June 2001. No additional provisions have been recorded for retirement benefits to be paid to the Company's directors and corporate auditors since July 2001.

i) Income taxes

The Companies provide for income taxes applicable to all items included in the consolidated statements of income regardless of when such taxes are payable. Income taxes based on temporary differences between tax and financial reporting purposes are reflected as deferred income taxes in the consolidated financial statements using the asset and liability method.

j) Leases

All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in Note 7.

k) Appropriation of retained earnings

Appropriations of retained earnings at each year end are reflected in the financial statements for the following year upon shareholders' approval.

l) Foreign currency transactions

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of income to the extent that they are not hedged by foreign exchange derivatives.

m) Foreign currency financial statements

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rate as of the balance sheet date except for shareholders' equity, which is translated at the historical rate.

Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.

Revenue and expense accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the annual average exchange rate.

n) Derivatives and hedging activities

The Companies use derivative financial instruments to manage their exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts, foreign currency options, foreign currency swaps, interest rate swaps and interest rate caps are utilized by the Companies to reduce foreign currency exchange and interest rate risks. The Companies do not enter into derivatives for trading purposes or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

Short-term and long-term loan receivables denominated in foreign currencies, for which foreign exchange forward contracts or foreign currency swaps are used to hedge the foreign currency fluctuations, are translated at the contracted rate if the forward contracts or the swap contracts qualify for specific hedge accounting.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expense or income as incurred.

o) Per share information

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities or other contracts to issue common stock were converted or exercised into common stock or resulted in the issuance of common stock.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

2. Translation into United States Dollars

The Companies' accounts are maintained in or translated into Japanese yen. The United States dollar (US$) amounts included herein represent translations using the approximate exchange rate at March 31, 2004 of ¥105.69=US$1, solely for convenience. The translations should not be construed as representations that Japanese yen have been, could have been or could in the future be converted into United States dollars at that or any other rate.

3. Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Cash and time deposits	**¥ 72,422**	¥36,246	**$ 685,230**
Short-term investments	**38,439**	48,299	**363,696**
Short-term loan receivables in other current assets	**3**	7	**28**
Less: time deposits and short-term investments which mature or become due over three months after the date of acquisition	**(3,712)**	(8,867)	**(35,121)**
Cash and cash equivalents	**¥107,152**	¥75,685	**$1,013,833**

4. Short-Term Investments and Investment Securities

Short-term investments and investment securities as of March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Short-term investments:			
Government and corporate bonds	**¥ 3,210**	¥ 504	**$ 30,372**
Investment trust funds and other	**35,229**	47,795	**333,324**
	¥38,439	¥48,299	**$363,696**
Investment securities:			
Marketable equity securities	**¥11,009**	¥ 8,089	**$104,163**
Investment trust funds and other	**8,683**	9,930	**82,155**
	¥19,692	¥18,019	**$186,318**

The carrying amount and aggregate fair value of the securities classified as available-for-sale and held-to-maturity at March 31, 2004 and 2003 were as follows:

	Millions of yen			
	2004			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**¥3,358**	**¥7,686**	**¥35**	**¥11,009**
Debt securities and other	**8,211**	**6**	**32**	**8,185**
Held-to-maturity:				
Debt securities and other	**¥3,000**	**¥ –**	**¥ 1**	**¥ 2,999**

	Millions of yen			
	2003			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥5,069	¥3,404	¥384	¥8,089
Debt securities and other	9,518	47	—	9,565
Held-to-maturity:				
Debt securities and other	¥7,797	¥ 1	¥ 1	¥7,797

	Thousands of U.S. dollars			
	2004			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**$31,772**	**$72,722**	**$331**	**$104,163**
Debt securities and other	**77,689**	**57**	**303**	**77,443**
Held-to-maturity:				
Debt securities and other	**$28,385**	**$ –**	**$ 9**	**$ 28,376**

Available-for-sale securities whose fair values are not readily determinable as of March 31, 2004 and 2003 were as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Available-for-sale:			
Equity securities	**¥ 690**	¥ 698	**$ 6,529**
Other	**19,748**	30,170	**186,848**
	¥20,438	¥30,868	**$193,377**
Held-to-maturity:			
Debt securities and other	**¥15,499**	¥ 9,999	**$146,646**
	¥15,499	¥ 9,999	**$146,646**

Proceeds from sales of available-for-sale securities for the years ended March 31, 2004 and 2003 were ¥2,479 million (US$23,455 thousand) and ¥2,233 million, respectively. Gross realized gains and losses on these sales, computed on the moving average cost basis, for the year ended March 31, 2004 were ¥804 million (US$7,607 thousand) and ¥64 million (US$606 thousand), and for the year ended March 31, 2003 were ¥106 million and ¥220 million, respectively.

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale and held-to-maturity at March 31, 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars	
	2004		**2004**	
	Available-for-sale	Held-to-maturity	Available-for-sale	Held-to-maturity
Due within one year	**¥16,226**	**¥3,000**	**$153,524**	**$28,385**
Due after one year through five years	**—**	**—**	**—**	**—**
	¥16,226	**¥3,000**	**$153,524**	**$28,385**

5. Short-Term and Long-Term Debt

Short-term debt at March 31, 2004 and 2003 was comprised of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Mortgage loans principally from banks	**¥ 108**	¥ 101	**$ 1,022**
Bank borrowings	**17,518**	13,063	**165,749**
	¥17,626	¥13,164	**$166,771**

The weighted average interest rates applicable to the bank borrowings were 2.72% and 3.19% at March 31, 2004 and 2003, respectively.

In addition to the above short-term debt, deposits payable to affiliates, included in other current liabilities, were ¥4,848 million (US$45,870 thousand) and ¥5,767 million at March 31, 2004 and 2003, respectively, and the applicable interest rate was 0.30% at both March 31, 2004 and 2003.

Long-term debt at March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Unsecured convertible bonds due 2006, 0.95%	**¥30,468**	¥34,798	**$288,277**
Mortgage loans principally from banks	**215**	335	**2,034**
Unsecured loans principally from banks	**1,344**	749	**12,716**
	32,027	35,882	**303,027**
Less current portion	**(215)**	(275)	**(2,034)**
	¥31,812	¥35,607	**$300,993**

In addition to the above long-term debt, deposits payable to customers, included in other long-term liabilities, were ¥4,545 million (US$43,003 thousand) and ¥4,355 million at March 31, 2004 and 2003, respectively, and the applicable interest rates were 0.06% and 0.07% at March 31, 2004 and 2003, respectively.

The aggregate annual maturities of long-term debt as of March 31, 2004 were as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2005	¥ 215	$ 2,034
2006	30,553	289,081
2007	755	7,144
2008	53	501
2009	40	378
2010 and thereafter	411	3,889
Total	¥32,027	$303,027

The mortgage loans are collateralized by buildings having a book value of ¥391 million (US$3,699 thousand) and by accounts receivable of ¥184 million (US$1,741 thousand) at March 31, 2004.

The conversion price of the unsecured convertible bonds is ¥1,333.00 as of March 31, 2004, subject to adjustment to reflect stock splits and certain other events. Convertible bonds outstanding at March 31, 2004 would have been convertible into 22,856,714 shares of common stock of the Company on the basis of the above conversion price.

6. Income Taxes

The Company and its domestic subsidiaries are subject to Japanese national and local taxes based on income, which in the aggregate resulted in a normal statutory tax rate of approximately 42% for both 2004 and 2003.

Foreign subsidiaries are subject to income taxes of the countries in which they operate.

Tax effects of significant temporary differences and tax loss carryforwards that resulted in deferred tax assets or liabilities at March 31, 2004 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Deferred tax assets:			
Depreciation	**¥ 22,547**	¥ 22,182	**$ 213,332**
Pension and severance costs	**8,540**	12,425	**80,802**
Accrued expenses	**8,771**	8,219	**82,988**
Enterprise taxes	**1,854**	2,435	**17,542**
Tax loss carryforwards	**5,997**	6,068	**56,741**
Other	**10,580**	11,786	**100,104**
Less valuation allowance	**(4,229)**	(2,617)	**(40,013)**
Deferred tax assets	**¥ 54,060**	¥ 60,498	**$ 511,496**
Deferred tax liabilities:			
Unrealized gain on available-for-sale securities	**¥ (3,097)**	¥ (1,246)	**$ (29,303)**
Undistributed foreign earnings	**(9,006)**	(8,396)	**(85,211)**
Deferred gains on sales of property	**(4,860)**	(4,705)	**(45,984)**
Other	**(4,571)**	(4,689)	**(43,249)**
Deferred tax liabilities	**¥(21,534)**	¥(19,036)	**$(203,747)**
Net deferred tax assets	**¥ 32,526**	¥ 41,462	**$ 307,749**

7. Leases

a) Finance leases:

The Companies lease certain buildings, machinery, computer equipment and other assets.

The pro forma information of leased property under finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2004 and 2003 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
	Buildings, structures and other assets		
Acquisition cost	**¥12,640**	¥7,565	**$119,595**
Accumulated depreciation	**3,334**	2,611	**31,545**
Net leased property	**¥ 9,306**	¥4,954	**$ 88,050**

Obligations under finance leases as of March 31, 2004 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Due within one year	**¥1,185**	¥1,188	**$11,212**
Due after one year	**8,121**	3,766	**76,838**
	¥9,306	¥4,954	**$88,050**

Total rental expenses for the above leases were ¥1,311 million (US$12,404 thousand) and ¥1,010 million for the years ended March 31, 2004 and 2003, respectively.

The pro forma depreciation expense computed by the straight-line method was ¥1,311 million (US$12,404 thousand) and ¥1,010 million for the years ended March 31, 2004 and 2003, respectively.

The pro forma information above does not exclude the imputed interest portion because the remaining financial lease obligations are not material compared with the book values of property, plant and equipment.

b) Operating leases:

The minimum rental commitments under noncancellable operating leases as of March 31, 2004 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Due within one year	**¥ 2,425**	¥ 2,143	**$ 22,944**
Due after one year	**15,312**	10,529	**144,877**
	¥17,737	¥12,672	**$167,821**

8. Retirement Benefits

The Company and domestic consolidated subsidiaries have a defined benefit pension plan and a defined contribution pension plan covering substantially all of their employees. Effective from June 1, 2003, the Company and domestic consolidated companies amended the Kao retirement plan to establish the cash balance plan and implement a defined contribution pension plan for a portion of future reserved amount.

Certain foreign consolidated subsidiaries have local pension plans covering their employees. Certain foreign consolidated subsidiaries also have local employees' retirement benefit plans and provide for the amount to state the liability for these employees' retirement benefits, primarily determined on an actuarial method.

The liability for employees' retirement benefits at March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Projected benefit obligation	**¥ 177,379**	¥ 179,544	**$ 1,678,295**
Fair value of plan assets	**(115,872)**	(88,331)	**(1,096,339)**
Unrecognized prior service cost	**28,586**	26,902	**270,470**
Unrecognized actuarial loss	**(50,346)**	(66,683)	**(476,355)**
Unrecognized transitional obligation	**(19,729)**	(21,926)	**(186,669)**
Prepaid pension cost	**3,140**	2,000	**29,710**
Net liability for retirement benefits	**¥ 23,158**	¥ 31,506	**$ 219,112**

The components of net periodic benefit costs for the years ended March 31, 2004 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Service cost	**¥ 8,656**	¥ 7,247	**$ 81,901**
Interest cost	**3,758**	5,229	**35,557**
Expected return on plan assets	**(2,137)**	(2,957)	**(20,220)**
Amortization of prior service cost (credit)	**(2,801)**	(2,504)	**(26,502)**
Recognized actuarial loss	**7,158**	9,834	**67,726**
Amortization of transitional obligation	**1,824**	3,103	**17,258**
Net periodic benefit costs	**16,458**	19,952	**155,720**
Gain on return of substituted portion of employee pension fund	**—**	(8,066)	**—**
Net benefit costs	**¥16,458**	¥11,886	**$155,720**

Assumptions used for the years ended March 31, 2004 and 2003 are set forth as follows:

	2004	2003
Discount rate	Primarily 2.0%	Primarily 2.0%
Expected rate of return on plan assets	Primarily 2.0%	Primarily 2.0%
Amortization period of prior service cost	Primarily 15 years	Primarily 15 years
Recognition period of actuarial gain/loss	Primarily 10 years	Primarily 10 years
Amortization period of transitional obligation	15 years	15 years

In addition to the above net periodic benefit costs, the costs for other retirement and pension plans such as a defined contribution plan and for supplemental retirement benefit were ¥1,743 million (US$16,492 thousand) for the year ended March 31, 2004 and ¥2,439 million for the year ended March 31, 2003, respectively.

9. Contingent Liabilities

The Companies' guarantees of borrowings, principally of affiliates and employees, were ¥3,903 million (US$36,929 thousand) as of March 31, 2004.

10. Shareholders' Equity

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which various amendments have become effective since October 1, 2001.

The Code was revised whereby common stock par value was eliminated resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The revised Code eliminated restrictions on the repurchase and use of treasury stocks allowing Japanese companies to repurchase treasury stocks by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stocks by resolution of the Board of Directors. The repurchased amount of treasury stocks cannot exceed the amount available for future dividend plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until the total amount of such reserve and additional paid-in capital equals 25% of common stock.

The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to other capital surplus and retained earnings by resolution of the shareholders, which may be available for dividends. The Company's legal reserve amount, which is included in retained earnings, totals ¥14,117 million (US$133,570 thousand) at both March 31, 2004 and 2003, and its additional paid-in capital amount, which is included in capital surplus, totals ¥108,889 million (US$1,030,268 thousand) at both March 31, 2004 and 2003.

Year-end dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. In addition, semi-annual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code. Under the Code, the amount available for dividends is based on retained earnings as recorded on the Company's books. At March 31, 2004, retained earnings available for dividends recorded on the Company's books were ¥211,241 million (US$1,998,685 thousand).

The accompanying consolidated financial statements do not include any provision for the dividend of ¥16.0 (US$0.151) per share, aggregating ¥8,748 million (US$82,770 thousand), and directors' bonuses of ¥118 million (US$1,116 thousand) which were subsequently approved by the shareholders on June 29, 2004 as an appropriation of retained earnings in respect of the year ended March 31, 2004.

On May 14, 2004, the Company retired 25 million shares of common stock by the decision of the Board of Directors.

The Company repurchased 16.0 million shares of common stock from the market during the fiscal year ended March 31, 2004, at an aggregate cost of ¥36,723 million (US$347,460 thousand). The Company subsequently repurchased 9.7 million shares of common stock from the market at an aggregate cost of ¥24,999 million (US$236,531 thousand) from April 1 to June 21, 2004.

Subsequently, on June 29, 2004, the shareholders of the Company approved the new stock repurchase program in accordance with the Code. Under this new stock repurchase program, the Company may acquire up to a total not exceeding 20 million common shares of the Company at the upper limit of the acquisition cost that shall not exceed ¥50 billion (US$473 million) not later than the end of the next ordinary general shareholders meeting.

11. Stock-Based Compensation Plans

The Company has a stock option plan. On June 28, 2001, the shareholders of the Company approved the issuance of stock options for the directors of the Company. The number of shares to be transferred from treasury stocks on the exercise of stock options issued pursuant to the aforesaid shareholders' approval is 168,000 shares of common stock of the Company. The issued stock options are exercisable from July 28, 2003 to July 25, 2008. The options will be granted at ¥3,275 (US$30.99) per share as an exercise price of the Company's common stock at the date of option grant.

On June 27, 2002, the shareholders of the Company approved the issuance of stock options for the directors and employees of the Company and its affiliates. The number of shares to be newly issued or transferred from treasury stocks on the exercise of stock options issued pursuant to the aforesaid shareholders' approval is 540,000 shares of common stock of the Company. The issued stock options are exercisable from July 1, 2004 to June 30, 2009. The options will be granted at ¥2,955 (US$27.96) per share as an exercise price of the Company's common stock at the date of option grant.

On June 27, 2003, the shareholders of the Company approved the issuance of stock options for the directors and employees of the Company and its affiliates. The number of shares to be newly issued or transferred from treasury stocks on the exercise of stock options issued pursuant to the aforesaid shareholders' approval is 1,052,000 shares of common stock of the Company. The issued stock options are exercisable from July 1, 2005 to June 30, 2010. The options will be granted at ¥2,372 (US$22.44) per share as an exercise price of the Company's common stock at the date of option grant.

Subsequently, on June 29, 2004, the shareholders of the Company approved the issuance of stock options for the directors and employees of the Company and its affiliates. Under this approval, the maximum number of shares to be newly issued or transferred from treasury stocks on the exercise of stock options is 1,200,000 shares of common stock of the Company. The stock options are exercisable from July 1, 2006 to June 30, 2011.

12. Segment Information

The Companies operate in three reportable segments: Consumer Products, Prestige Cosmetics and Chemical Products. Operations within the Consumer Products segment include the manufacture and sale of personal care products such as shampoos and conditioners, laundry and cleaning products, and hygiene products. The Prestige Cosmetics segment manufactures and sells cosmetics under the brand name, *Kao Sofina*. The Chemical Products segment manufactures and sells fatty chemicals and specialty chemicals such as surface active agents.

Segment information by business of the Companies for the years ended March 31, 2004 and 2003 was as follows:

	Millions of yen				
	2004				
	Consumer Products	Prestige Cosmetics	Chemical Products	Corporate/ Eliminations	Consolidated
Sales to customers	**¥670,438**	**¥77,648**	**¥154,542**	**¥ —**	**¥902,628**
Intersegment sales	**—**	**—**	**27,079**	**(27,079)**	**—**
Total sales	**670,438**	**77,648**	**181,621**	**(27,079)**	**902,628**
Operating expenses	**578,242**	**70,222**	**161,680**	**(27,222)**	**782,922**
Operating income	**¥ 92,196**	**¥ 7,426**	**¥ 19,941**	**¥ 143**	**¥119,706**
Assets	**¥450,971**	**¥27,376**	**¥153,975**	**¥ 91,569**	**¥723,891**
Depreciation and amortization	**44,800**	**2,520**	**11,265**	**(419)**	**58,166**
Capital expenditures	**33,595**	**3,420**	**14,808**	**—**	**51,823**

	Millions of yen				
	2003				
	Consumer Products	Prestige Cosmetics	Chemical Products	Corporate/ Eliminations	Consolidated
Sales to customers	¥646,413	¥75,833	¥143,001	¥ —	¥865,247
Intersegment sales	—	—	27,934	(27,934)	—
Total sales	646,413	75,833	170,935	(27,934)	865,247
Operating expenses	556,062	70,558	152,731	(29,019)	750,332
Operating income	¥ 90,351	¥ 5,275	¥ 18,204	¥ 1,085	¥114,915
Assets	¥471,642	¥26,187	¥153,114	¥ 69,906	¥720,849
Depreciation and amortization	45,786	2,383	10,681	(540)	58,310
Capital expenditures	70,661	3,016	10,867	—	84,544

	Thousands of U.S. dollars				
	2004				
	Consumer Products	Prestige Cosmetics	Chemical Products	Corporate/ Eliminations	Consolidated
Sales to customers	**$6,343,438**	**$734,677**	**$1,462,220**	**$ —**	**$8,540,335**
Intersegment sales	**—**	**—**	**256,212**	**(256,212)**	**—**
Total sales	**6,343,438**	**734,677**	**1,718,432**	**(256,212)**	**8,540,335**
Operating expenses	**5,471,114**	**664,415**	**1,529,757**	**(257,565)**	**7,407,721**
Operating income	**$ 872,324**	**$ 70,262**	**$ 188,675**	**$ 1,353**	**$1,132,614**
Assets	**$4,266,922**	**$259,022**	**$1,456,855**	**$ 866,392**	**$6,849,191**
Depreciation and amortization	**423,881**	**23,843**	**106,585**	**(3,964)**	**550,345**
Capital expenditures	**317,863**	**32,359**	**140,108**	**—**	**490,330**

Geographic segment information of the Companies for the years ended March 31, 2004 and 2003 was as follows:

	Millions of yen					
	2004					
	Japan	Asia/ Oceania*	America**	Europe***	Corporate/ Eliminations	Consolidated
Sales to customers	**¥664,208**	**¥ 83,428**	**¥78,878**	**¥76,114**	**¥ —**	**¥902,628**
Intersegment sales	**9,449**	**18,024**	**1,029**	**8,785**	**(37,287)**	**—**
Total sales	**673,657**	**101,452**	**79,907**	**84,899**	**(37,287)**	**902,628**
Operating expenses	**568,838**	**96,089**	**73,175**	**82,172**	**(37,352)**	**782,922**
Operating income	**¥104,819**	**¥ 5,363**	**¥ 6,732**	**¥ 2,727**	**¥ 65**	**¥119,706**
Assets	**¥432,175**	**¥ 80,607**	**¥61,521**	**¥77,042**	**¥ 72,546**	**¥723,891**

	Millions of yen					
	2003					
	Japan	Asia/ Oceania*	America**	Europe***	Corporate/ Eliminations	Consolidated
Sales to customers	¥645,013	¥ 85,241	¥74,873	¥60,120	¥ —	¥865,247
Intersegment sales	9,582	16,314	923	7,725	(34,544)	—
Total sales	654,595	101,555	75,796	67,845	(34,544)	865,247
Operating expenses	556,091	96,175	68,547	64,932	(35,413)	750,332
Operating income	¥ 98,504	¥ 5,380	¥ 7,249	¥ 2,913	¥ 869	¥114,915
Assets	¥455,390	¥ 80,935	¥71,328	¥70,736	¥ 42,460	¥720,849

	Thousands of U.S. dollars					
	2004					
	Japan	Asia/ Oceania*	America**	Europe***	Corporate/ Eliminations	Consolidated
Sales to customers	**$6,284,492**	**$789,365**	**$746,315**	**$720,163**	**$ —**	**$8,540,335**
Intersegment sales	**89,403**	**170,537**	**9,736**	**83,120**	**(352,796)**	**—**
Total sales	**6,373,895**	**959,902**	**756,051**	**803,283**	**(352,796)**	**8,540,335**
Operating expenses	**5,382,136**	**909,159**	**692,356**	**777,481**	**(353,411)**	**7,407,721**
Operating income	**$ 991,759**	**$ 50,743**	**$ 63,695**	**$ 25,802**	**$ 615**	**$1,132,614**
Assets	**$4,089,081**	**$762,674**	**$582,089**	**$728,943**	**$ 686,404**	**$6,849,191**

*Asia/Oceania: Asia and Australia
**America: North America
***Europe: Europe and South Africa

Sales to foreign customers were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Asia/Oceania	**¥ 89,965**	¥ 90,040	**$ 851,216**
America	**78,225**	74,278	**740,136**
Europe	**74,862**	61,225	**708,317**
Sales to foreign customers	**¥243,052**	¥225,543	**$2,299,669**

13. Selling, General and Administrative Expenses

Selling, general and administrative expenses principally consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Advertising	**¥82,773**	¥74,277	**$783,168**
Promotion	**34,025**	37,797	**321,932**
Research and development	**38,506**	37,713	**364,330**
Salaries and bonuses	**71,141**	71,268	**673,110**
Packing and delivery expenses	**46,968**	45,381	**444,394**

14. Other (Income) Expenses

"Other, net" consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Loss on sales or disposals of property, plant and equipment, net	**¥ 1,474**	¥ 1,738	**$ 13,946**
Gain on return of substituted portion of employee pension fund	**—**	(8,066)	**—**
Loss on impairments of land	**2,722**	7,169	**25,755**
Loss on impairments of investment securities	**0**	2,876	**0**
Nonrecurring depreciation related to relocation of plant in foreign subsidiary	**1,072**	—	**10,143**
Other, net	**(2,000)**	(1,108)	**(18,923)**
	¥ 3,268	¥ 2,609	**$ 30,921**

15. Derivatives

The Companies enter into foreign exchange forward contracts, foreign currency options and foreign currency swaps to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies. The Companies also enter into interest rate swap contracts to manage interest rate exposures on certain liabilities.

The Companies have purchased interest rate caps to limit the unfavorable impact from increases in interest rates on floating-rate long-term debt. The interest rate caps effectively limit the Companies' interest exposures of floating-rate long-term borrowings to the maximum rate.

All derivative transactions are entered into to hedge interest and foreign currency exposures incorporated within the Companies' business. Accordingly, market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities. The Companies do not hold or issue derivatives for trading or speculative purposes. Because the counterparties to these derivatives are limited to major international financial institutions, the Companies do not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Companies have been made in accordance with internal policies which regulate the authorization and credit limit amounts.

The Companies had the following derivatives contracts outstanding at March 31, 2004 and 2003:

	Millions of yen					
	2004			2003		
	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)
Foreign exchange forward contracts:						
Buying U.S. Dollar	**¥3,193**	**¥2,873**	**¥(320)**	¥2,021	¥1,804	¥(217)
Buying Japanese Yen	**—**	**—**	**—**	25	25	0
Buying British Pound	**13**	**13**	**0**	1,051	1,031	(20)
Buying other currencies	**8**	**8**	**0**	—	—	—
Selling U.S. Dollar	**3,925**	**3,913**	**12**	4,748	4,692	56
Selling other currencies	**844**	**842**	**2**	928	924	4
Foreign currency options:						
Purchased put option	**35**			—	—	—
(Premium)	**0**	**3**	**3**			
Written call option	**35**			—	—	—
(Premium)	**0**	**0**	**0**			
Foreign currency swaps:						
Receiving Japanese Yen, paying U.S. Dollar	**4,858**	**456**	**456**	8,873	(139)	(139)
Receiving Japanese Yen, paying Euro	**3,431**	**(14)**	**(14)**	3,346	(602)	(602)
Receiving U.S. Dollar, paying Euro	**2,372**	**(245)**	**(245)**	625	104	104
Receiving Hong Kong Dollar, paying Euro	**944**	**(85)**	**(85)**	—	—	—
Interest rate swaps:						
Receiving fixed-rate, paying floating-rate	**669**	**4**	**4**	—	—	—
Interest rate caps:						
Buying	**1,709**	**0**	**0**	1,599	0	0

	Thousands of U.S. dollars		
	2004		
	Contract amount	Fair value	Unrealized gain/(loss)
Foreign exchange forward contracts:			
Buying U.S. Dollar	**$30,211**	**$27,183**	**$(3,028)**
Buying British Pound	**123**	**123**	**0**
Buying other currencies	**76**	**76**	**0**
Selling U.S. Dollar	**37,137**	**37,023**	**114**
Selling other currencies	**7,986**	**7,967**	**19**
Foreign currency options:			
Purchased put option	**331**		
(Premium)	**0**	**28**	**28**
Written call option	**331**		
(Premium)	**0**	**0**	**0**
Foreign currency swaps:			
Receiving Japanese Yen, paying U.S. Dollar	**45,965**	**4,315**	**4,315**
Receiving Japanese Yen, paying Euro	**32,463**	**(132)**	**(132)**
Receiving U.S. Dollar, paying Euro	**22,443**	**2,318**	**2,318**
Receiving Hong Kong Dollar, paying Euro	**8,932**	**(804)**	**(804)**
Interest rate swaps:			
Receiving fixed-rate, paying floating-rate	**6,330**	**38**	**38**
Interest rate caps:			
Buying	**16,170**	**0**	**0**

16. Net Income per Share

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2004 and 2003 is as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
For the year ended March, 31 2004	Net income	Weighted average shares	EPS	
Basic EPS				
Net income available to common shareholders	**¥65,229**	**547,865**	**¥119.06**	**$1.13**
Effect of Dilutive Securities				
Convertible bonds	**179**	**25,997**		
Diluted EPS				
Net income for computation	**¥65,408**	**573,862**	**¥113.98**	**$1.08**

	Millions of yen	Thousands of shares	Yen
For the year ended March, 31 2003	Net income	Weighted average shares	EPS
Basic EPS			
Net income available to common shareholders	¥62,319	576,770	¥108.05
Effect of Dilutive Securities			
Convertible bonds	192	26,115	
Diluted EPS			
Net income for computation	¥62,511	602,885	¥103.69

* Stock options, which are stated in Note 11, are not included in dilutive securities, since they do not have a dilutive effect.

17. Subsequent Events

At the meeting of the Board of Directors held on April 22, 2004, the Company decided to make Kao Hanbai Company, Ltd. ("Kao Hanbai") a wholly owned subsidiary of the Company, by way of share-for-share exchange and executed the Share-for-share Exchange Agreement on above date. The transaction will become effective on July 2, 2004. Kao Hanbai is a company distributing consumer products manufactured by the Company and its affiliates to retailers etc. in Japan. As for share allocation ratio, 3.65 shares of the Company will be allocated in exchange for one share of Kao Hanbai. In this transaction, no new shares will be issued. Instead, treasury stock of the Company (common stock: 5,736,128 shares as of April 22, 2004) will be transferred.

Independent Auditors' Report

Tohmatsu & Co.
Audit
MS Shibaura Building,
13-23, Shibaura 4-chome,
Minato-ku, Tokyo 108-8530, Japan

Tel: +81-3-3457-7321
Fax: +81-3-3457-1694
www.tohmatsu.co.jp

Deloitte Touche Tohmatsu

To the Board of Directors of
Kao Corporation

We have audited the accompanying consolidated balance sheets of Kao Corporation and consolidated subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kao Corporation and consolidated subsidiaries as of March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 29, 2004

Principal Subsidiaries and Affiliates

Consumer Products, Prestige Cosmetics, Chemical Products and Professional Hair Care Products Businesses

Country	Company			
Japan	Kao Cosmetics Sales Co., Ltd.	○		
	Kao Hanbai Company, Ltd.	○		
	Nivea-Kao Company Limited	○		
	Kao-Quaker Company, Limited		○	
China	Kao Corporation Shanghai	○		
	Kao Transfar (Hangzhou) Co., Ltd.	○		
	Kao Chemical Corporation Shanghai		○	
	Zhongshan Kao Chemicals Limited		○	
Hong Kong	Kao (Hong Kong) Limited	○		
	Kao Chemicals (Hong Kong) Limited		○	
Indonesia	P.T. Kao Indonesia	○		
	P.T. Kao Indonesia Chemicals		○	
Malaysia	Kao (Malaysia) Sdn. Bhd.	○		
	Kao Trading (M) Sdn. Bhd.	○		
	Fatty Chemical (Malaysia) Sdn. Bhd.		○	
	Kao Oleochemical (Malaysia) Sdn. Bhd.		○	
	Kao Plasticizer (Malaysia) Sdn. Bhd.		○	
Philippines	Pilipinas Kao, Incorporated		○	
Singapore	Kao (Singapore) Private Limited	○		
Taiwan	Kao (Taiwan) Corporation	○	○	
Thailand	Kao Industrial (Thailand) Company Limited	○	○	
	Kao Commercial (Thailand) Company Limited	○		
	Kao Consumer Products (Southeast Asia) Co., Ltd.	○		
Vietnam	Kao Vietnam Co., Ltd.	○		
Australia	Kao (Australia) Marketing Pty. Ltd.	○		
Mexico	Quimi-Kao, S.A. de C.V.		○	
United States	The Andrew Jergens Company (will change to Kao Brands Company in summer 2004)	○		
	John Frieda Professional Hair Care, Inc.	○		
	Kao Chemicals Americas Corporation		○	
	Kao Specialties Americas LLC		○	
France	Kao Corporation (France) SARL		○	
Germany	Kao Corporation GmbH	○		
	Kao Chemicals GmbH		○	
	Guhl Ikebana GmbH	○		
	KPSS – Kao Professional Salon Services GmbH			◎
Spain	Kao Corporation S.A.		○	
	Kao Chemicals Europe, S.L.		○	
United Kingdom	Kao Brands Europe Limited	○		

○ Consumer Products/Prestige Cosmetics
○ Chemical Products
◎ Professional Hair Care Products

Principal Officers of Major Subsidiaries

Country	Company
Japan	Kao Hanbai Co., Ltd. Toshio Takayama, President and CEO
	Kao Cosmetics Sales Co., Ltd. Mikio Nakano, President and CEO
China	Kao Corporation Shanghai Nobuatsu Higuchi, President and CEO
Taiwan	Kao (Taiwan) Corporation Toshiaki Naito, President and CEO
Thailand	Kao Consumer Products (Southeast Asia) Co., Ltd.; ASEAN Headquarters for Consumer Products Rolf V. Lehmann, President and CEO
	Kao Industrial (Thailand) Co., Ltd. Shinichiro Hiramine, President and CEO
United States	The Andrew Jergens Company William J. Gentner, President and CEO
	Kao Chemicals Americas Corporation Harvey L. Lowd, President and CEO
Germany	KPSS – Kao Professional Salon Services GmbH Thomas Dieckhoff, President and CEO
	Kao Chemicals GmbH Jo Wijnen, President and CEO
Spain	Kao Chemicals Europe, S.L.; Europe Headquarters for Chemical Products Noriaki Sato, President and CEO
	Kao Corporation S.A. Josep Matarrodona, Managing Director and CEO

Investor Information (As of March 31, 2004)

Kao Corporation

Head Office

14-10, Nihonbashi Kayabacho 1-chome
Chuo-ku, Tokyo 103-8210, Japan
Telephone: 81-3-3660-7111
Facsimile: 81-3-3660-8978

Date of Establishment

June 19, 1887

Common Stock

Authorized: 1,000,000,000 shares
Issued: 599,443,701 shares
Outstanding: 546,738,323 shares
Number of Shareholders: 48,034

Stock Listings

Tokyo Stock Exchange

Ticker Symbol Number

4452

Transfer Agent

The Chuo Mitsui Trust and Banking Company, Limited
8-4, Izumi 2-chome
Suginami-ku, Tokyo 168-0063, Japan

Major Shareholders

Name of Shareholders	Investment in Kao by the Shareholders	
	Number of shares (thousand shares)	Ratio of voting rights (percentage)
Japan Trustee Services Bank, Ltd. (Trust Account)	38,341	7.09
The Master Trust Bank of Japan, Ltd. (Trust Account)	27,628	5.11
Moxley and Company	22,200	4.11
State Street Bank and Trust Company	18,159	3.36
Nippon Life Insurance Company	18,117	3.35

Composition of Shareholders



Domestic Companies 3.90%
Securities Companies 1.92%
Treasury Stock 8.79%
Individuals and Others 13.75%
Foreign Companies and Individuals 38.57%
Financial Institutions 33.07%

Stock Price Range & Trading Volume (Tokyo Stock Exchange)



Stock price range (yen)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Common stock price range (¥)
Tokyo Price Index Close
Monthly trading volume (million shares)
70
60
50
40
30
20
10
0
1999
2000
2001
2002
2003

Note: Fiscal years beginning April and ending March the following calendar year.

Investor Relations
Telephone: 81-3-3660-7101
Facsimile: 81-3-3660-8978
e-mail: ir@kao.co.jp
http://www.kao.co.jp/e/ir_e

Kao Corporation

14-10, Nihonbashi Kayabacho 1-chome
Chuo-ku, Tokyo 103-8210, Japan
http://www.kao.co.jp/e

PRINTED WITH SOY INK

Printed in Japan with soy ink on recycled paper.